think *fresh*

We believe that good is relative to today only.
Tomorrow we must earn it all over again.



Applebee's Neighborhood Grill & Bar

APPLEBEE'S INTERNATIONAL, INC.
2005 Annual Report & Form 10-K

Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. All periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented in our Form 10-K.

in thousands, except per share amounts	Fiscal Year Ended				
	Dec. 25, 2005	Dec. 26, 2004	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001[1]
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$1,082,641	$ 976,798	$ 867,158	$ 724,616	$ 651,119
Franchise royalties and fees	128,813	121,221	109,604	102,180	93,225
Other franchise income	5,196	13,615	13,147	2,688	—
Total operating revenues	$1,216,650	$1,111,634	$ 989,909	$ 829,484	$ 744,344
Operating earnings	$ 157,637	$ 165,280	$ 152,677	$ 126,590	$ 110,681
Net earnings	$ 101,802	$ 110,865	$ 94,349	$ 80,527	$ 63,298
Basic net earnings per share	$ 1.29	$ 1.36	$ 1.14	$ 0.97	$ 0.76
Diluted net earnings per share	$ 1.27	$ 1.33	$ 1.10	$ 0.94	$ 0.74
Dividends declared per share	$ 0.20	$ 0.06	$ 0.05	$ 0.04	$ 0.04
Basic weighted average shares outstanding	78,650	81,528	82,944	83,407	83,268
Diluted weighted average shares outstanding	80,010	83,600	85,409	85,382	85,316
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 878,588	$ 754,431	$ 651,078	$ 573,647	$ 506,036
Long-term debt, including current portion, and notes payable	$ 188,367	$ 35,694	$ 20,862	$ 52,563	$ 74,568
Stockholders' equity	$ 412,610	$ 496,727	$ 453,143	$ 385,201	$ 320,303

[1]Beginning in 2002, we ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles."

Total Operating Revenues
(in millions)


$1,217
$1,200
1,000
800
600
400
200
01
02
03
04
05

Net Earnings
(in millions)


$101.8
$100
80
60
40
20
01
02
03
04
05

Diluted Net Earnings per Share


$1.27
$1.25
1.00
0.75
0.50
0.25
01
02
03
04
05

think *achievements*

Applebee's accomplishments, both as an organization and as individuals, continue to earn widespread recognition.

best places to work

Chain Leader Magazine

Recognized for our industry-leading manager retention program, Applebee's was featured in the "Best Places to Work" special issue of Chain Leader *magazine (April 15, 2005 issue).*



Chain Leader
Best Places To WORK

chef innovator

Nation's Restaurant News

Kurt Hankins, senior vice president of menu development and innovation, received the "2005 Chef/Innovator MenuMasters Award" from Nation's Restaurant News *(May 2005).*



best investor relations

Institutional Investor Magazine

Institutional Investor *magazine, in a survey of buy-side analysts and portfolio managers, ranked the company's investor relations "First Team" in the restaurant industry in January 2005 and "Second Team" in March 2006. In its survey of sell-side analysts, the magazine ranked Applebee's investor relations "First Team" in the restaurant industry in March 2006 and "Second Team" in January 2005.*

IR Magazine

For the second year in a row, Applebee's was recognized by IR Magazine, *in association with* Barron's, *for the best overall investor relations for a small cap company. The magazine and* Barron's *also named Carol DiRaimo, vice president of investor relations, as the best investor relations officer for a small cap company (March 2005).*



IR

Photographer: Ellen Jaffe

operator *of the year*

Nation's Restaurant News

Applebee's Chairman and CEO Lloyd Hill was named Operator of the Year by restaurant operators and readers of Nation's Restaurant News, *recognizing both recent accomplishments and career achievements (October 3, 2005 issue).*



best big companies

Forbes Magazine

On Forbes *magazine's Platinum 400 List of America's Best Big Companies, Applebee's was ranked No. 8 in the "Hotels, Restaurants and Leisure" industry category (January 9, 2006 issue).*



America's Best Managed Companies
SEAGATE

most shareholder friendly

Institutional Investor Magazine

Applebee's was named the most shareholder-friendly restaurant company in the country by Institutional Investor *magazine (February 2006 issue).*



Lloyd L. Hill
Chairman of the Board and
Chief Executive Officer

Dear Fellow Shareholders

Perhaps the best thing we can say about fiscal 2005 is that it's over. Hampered by a variety of external factors and internal challenges, we failed to reach our financial goals or to deliver on our commitments. That is unacceptable to us and we stand accountable.

While we have no control over the price of gasoline at the pump or economic conditions across the country, we are focusing on and improving what we can control — our food and our advertising, our facilities and our execution — by continuing to think fresh. Already, we are seeing renewed energy and a sense of urgency throughout our entire organization as the Applebee's team responds to this challenge.

2005 Financial Performance

For the fiscal year ended December 25, 2005, total system-wide sales for the Applebee's brand, which includes both company and franchise restaurants, climbed 8.2 percent over the prior year. Total company restaurant sales for the year grew 10.8 percent to $1.1 billion, with total operating revenues increasing 9.4 percent to $1.2 billion.

Net earnings for fiscal 2005 were $101.8 million, or $1.27 per diluted share, including an impairment charge of approximately $0.03 per share recorded in the third quarter. While this disappointing result is the first time in the company's history that earnings failed to exceed the prior year, our compounded annual growth rate in earnings per share exceeds 12 percent over the past five years.

Through 2005 year-end, Applebee's has achieved system-wide comparable sales growth for 30 consecutive quarters — a remarkable seven and a half years. Comparing restaurants open for at least 18 months, system-wide comparable sales for 2005 increased 1.8 percent, with franchise restaurant comparable sales growing 2.7 percent for the year and company comparable sales declining 0.9 percent — a gap driven both by the timing of sales initiatives and the concentration of company restaurants in the Midwest and Northeast, which have experienced economic weakness.

Based on our confidence in the strength of the company's long-term growth model, in October 2005 our Board of Directors approved substantial increases in both our annual dividend and stock repurchase authorization.

"As we look to the future, there are a great many indicators of Applebee's continued progress and promise."

The 2005 annual dividend of 20 cents per share represented a 233 percent increase over the prior year dividend of 6 cents per share and the 16th consecutive annual dividend paid by the company.

In October 2005, our Board of Directors approved an additional $175 million to repurchase our common stock, subject to market conditions. During fiscal 2005, the company repurchased nearly 8.3 million shares of common stock at an average price of $23.66 for an aggregate cost of $196.1 million. At year-end, $129.0 million remained available under the 2005 stock repurchase authorization.

Delivering on Our Commitment

In Applebee's 1997 annual report — my first as sole CEO — we outlined our basic business objectives to fortify our dominant brand strength and extend our leadership in casual dining. As I prepare to move into a new role as non-executive chairman, I am pleased to review the progress we have made since then.

From the end of 1997 through 2005, our total return to shareholders has been over 340 percent.



Senior Management Team
(from left) Phil Crimmins, Stan Sword, Steve Lumpkin, Carin Stutz, Lloyd Hill, Dave Goebel, John Cywinski and Mike Czinege.

We have achieved impressive headway in our objective to expand the Applebee's concept — adding more than 100 new restaurants for 13 consecutive years.

Our objective to build our base of company restaurants by acquiring sound franchise operations continues — over the last 13 years, we have purchased 134 franchise units and grown our total from 31 to 486 company restaurants.

We sought to strengthen our leadership in casual dining by continuously enhancing our concept — today, as a result, Applebee's offers broad menu offerings, attractive facilities and modern convenience, while retaining our original neighborhood appeal.

Another of our objectives was to extend our lead over the competition in number of units — and we have continued to reinforce our dominant position as the nation's largest single concept in casual dining, ending the year with 1,804 restaurants worldwide and a lead of nearly 800 units over our nearest competitor.

Determining Our Future

As we look to the future, there are a great many indicators of Applebee's continued progress and promise.

Our proven franchise model continues as the foundation of our success and the driver of our steady growth. At year-end, we had 47 domestic franchise groups operating 1,246 restaurants, or nearly three-fourths of our total system. Collectively and individually, our franchise system continues to grow — led by seasoned operators like Steve Grove (AppleGrove) and Greg Flynn (Apple American), who last year opened their 100th and 120th restaurants, respectively.

With 14 new restaurant openings, 2005 was the most successful year ever for the international division of Applebee's — with 72 units operating in 14 countries at year-end and a worldwide potential of at least 1,000 restaurants eventually.

“We have noticeably better people at all levels working tirelessly and thinking fresh to move Applebee’s closer to becoming one of America’s great companies ... ”

We continue to enhance the strength, diversity and capabilities of our outstanding Board of Directors. In October 2005, Gina Boswell, senior vice president and chief operating officer for Avon North America, was appointed to the board. Prior to joining Avon in 2003, she gained nearly 20 years of business development, strategy and finance experience with Ford Motor Company and Estée Lauder Companies, Inc.

In December 2005, the directors increased the number of board seats from 10 to 12. Dave Goebel, president and chief operating officer, was appointed to the board in January 2006, assuming one of the new seats. The second new seat will be filled by Rogelio Rebolledo, president and chief executive officer of PBG (Pepsi Bottling Group) Mexico, who will join the board in May 2006. He previously served as president and chief executive officer of Frito-Lay International, where he led the company’s expansion throughout Latin America, Asia and Australia, retiring at the end of 2003 after 28 years of service.

In early 2006, we announced plans to implement the company’s leadership succession plan. In conjunction with this plan, the positions of chairman and chief executive officer will be separated effective this summer and I anticipate recommending to the board that Dave Goebel become the next chief executive officer. In preparation for the transition, Dave has assumed additional executive responsibilities, with the senior finance, marketing, human resources, operations, development and information officers reporting to him. Steve Lumpkin, our chief financial officer, is increasingly focused on the company’s long-term strategic goals including acceleration of our international development and operations.

960
1997

1,804
2005

Growth of the Applebee’s system has climbed steadily from 960 restaurants in 1997 to a year-end total of 1,804 in 2005.

We have exceptional management depth and anticipate a smooth transition marked by continuity within our leadership team and the continuation of our mission-focused, values-driven culture.

In Conclusion

Our concept and our culture are thriving. We have noticeably better people at all levels working tirelessly and thinking fresh to move Applebee’s closer to becoming one of America’s great companies and one of the world’s strongest brands.

I have truly enjoyed this journey ... and I thank all those who made it so enriching, but none more so than the men and women in our restaurants, working every day, to serve every guest, to deserve the title of America’s Favorite Neighbor.® I look forward to continuing to serve you, our shareholders, well into the future.

LLOYD L. HILL
Chairman of the Board and Chief Executive Officer
March 2006

Think Best Menu Taste and Quality. Every day, we will put all our energy and enthusiasm into bringing our guests clearly differentiating menu items ... including the best bar-and-grill favorites together with signature dishes, presented to showcase freshness and quality.



think *bold* flavors



Parmesan-Crusted Shrimp Penne

Last year, we completed our 2005 segmentation study, the most comprehensive guest research we have ever conducted. This detailed examination of casual dining guests and their habits, both ours and our competitors, gathered feedback from 20,000 consumers covering 48,000 restaurant visits. We now have more insight and understanding of our guests than ever before — information that is helping refine our strategies, guiding our decision-making and giving us clear direction going forward.

According to the guests surveyed in our study, we win over the competition in terms of "value," "pricing," "convenience," "a place where I feel comfortable" and "something for everybody." At the same time, study results revealed a clear need to improve our food, in both quality and taste.



Quesadilla Burger

Refreshing Our Menu

Casual dining guests are becoming more sophisticated and their expectations continue to rise ... and they increasingly want bolder tasting, more interesting foods. To address this need, we expanded our Menu Development and Innovation team during the year, adding additional resources and creativity. And, we will continue to evolve and refresh our menu with the goal of serving the best bar-and-grill favorites and exciting signature dishes.

At mid-year, we launched a new integrated menu that combines our main menu together with promotional inserts in a single piece.



Crispy Bread Pudding

The streamlined, easier-to-use menus have received an enthusiastic reception from our guests and, going forward, will give us added flexibility to make more frequent menu changes beyond our traditional twice-a-year approach.

As we move into 2006, we are stepping up our food development pace — unleashing the creative power of our culinary team and shortening the development cycle for testing and introducing new menu items. As a result, we are now changing menus six or seven times a year, compared to our traditional twice-yearly approach. At the same time, we are enhancing our focus on the quality of our food offerings, adding higher-priced, higher-quality menu items to complement our more value-oriented offerings. The results of this re-energized effort will be evident as early as our April 2006 menu launch, and will continue into 2007.

The April 2006 menu will introduce a variety of both core and optional menu items such as Pecan-Crusted Chicken Salad, Quesadilla Burger, Grilled Shrimp 'N Spinach Salad, Fire-Roasted Shrimp Skillet, Three-Cheese Chicken Penne, Weight Watchers® Southwest Cobb Salad and Cajun Lime Tilapia, Dreamsicle Cake and Raspberry Cheesecake Rapture.



Raspberry Cheesecake Rapture



Grilled Shrimp 'N Spinach Salad



Roasted Garlic & Asiago Chicken

A strong point of differentiation for Applebee's has traditionally been our promotional campaigns focused on abundance and value. While continuing to use campaigns as a "call to action," going forward our strategy is to use promotions as a springboard for new food items that will immediately be added to our core menu, driving continuous menu innovation.

While maintaining our variety and value leadership, our goal is to leverage taste and quality with a balance of new menu offerings and guest favorites and improve our existing items to be "best-in-class."



Think Flair and Style. We will bring an unparalleled level of creativity to every area of our operations ... from our concept and menu, advertising and promotions to our internal management systems and people practices.

Menu Development and Innovation Team: *Clockwise from lower right* Kurt Hankins, Shannon Johnson, Mel Carey-Wilson, Mark Fuller, Kristie Sigler, Jason Amell, Randy Webb, Greg Schweizer



Weight Watchers® Southwest Cobb Salad

think *healthy* choices

Industry research, as well as our own segmentation study, underscored a heightened consumer focus on health and nutrition, with nearly three-fourths of adults saying they are trying to eat more healthfully in restaurants than they did two years ago.



Weight Watchers®
Teriyaki Shrimp Skewers

Weight Watchers®

Addressing this trend, we formed an exclusive relationship in 2004 with Weight Watchers International, Inc., universally recognized as the premier brand in weight-loss management with over 13 million members. Offering guests more healthful alternatives, our Weight Watchers® menu features a selection of 10 appetizers, entrees and desserts, and lists calories, fat and fiber grams together with Weight Watchers POINTS® values.

Despite the success of this alliance, we continue to believe that our relationship with Weight Watchers is an under-leveraged asset. In 2006, we plan to significantly increase our marketing investment behind this important and differentiated initiative, using television advertising as well as other media such as online exposure on websites devoted to women's health and lifestyles.



Weight Watchers® Confetti Chicken

think *refreshing* drinks

Alcoholic and non-alcoholic beverage sales currently account for approximately 20 percent of our sales, representing an opportunity for significant growth. In early 2006, we launched our Beverage Optimization initiative, designed to increase beverage sales in our restaurants and, at the same time, reduce overall beverage costs. This program aims to invigorate our beverage category by re-engineering product, service, training, point-of-sale and operational improvements.

While featuring our thirst-quenching assortment of martinis, margaritas and specialty drinks, as well as domestic, imported and craft beers, our new drink menu also highlights a line-up of non-alcoholic smoothies, adrenaline slushes, shakes and soft drinks.

We are also building off-hours traffic and driving beverage sales with a Late Night program in certain markets.


NEW DRINKS FOR ANY SIZE THIRST.
ARGARITAS
MARTINIS
NON-ALCOHOLIC
SMOOTHIES
ADRENALINE SLUSHES



Red Apple Sangria



Main Street 'Rita™



Strawberry Coco Frost Smoothie

think *speed* & convenience





Oriental Chicken Salad

The desire for speed and *convenience — from carryout and* curbside to drive-through and delivery — continues to escalate, with over one-third of adults saying that purchasing takeout food is essential to the way they live. Industry-wide, one out of three consumers have used curbside takeout at a tableservice restaurant. Two specific off-premise initiatives — Carside To Go™ and Applebee's Anywhere™ — are specifically designed to address this convenience trend and extend our traditional dining room dominance into new areas beyond the restaurant walls.

Carside To Go

Carside To Go, the company's popular curbside takeout service, continues to grow and now accounts for a record 10 percent of sales at company restaurants. Since launched in 2003, Carside To Go has quickly become the fastest growing part of our business, with ample room for growth — research confirms that nearly 70 percent of our dining room guests have yet to try Carside To Go. At year-end, nearly all domestic restaurants were offering this convenient, easy-to-use service.

After their first experience, our guests understand "it's not fast food — it's Applebee's food, fast.®" With Carside To Go, guests phone ahead with their orders, drive to the restaurant and pull into reserved parking spots, and have their food delivered right to their cars by a dedicated Carside To Go specialist.

To enhance the overall convenience of Carside To Go, we continue the implementation of a wireless credit card settlement device. Using this handheld electronic device, credit card transactions can be handled quickly right at the vehicle. By year-end, the device was in use in about 80 percent of company restaurants and 30 percent of franchise units.

Applebee's Anywhere

Applebee's Anywhere, our new off-premise initiative, was launched in 2005 and is designed to make personal and business meals less stressful and better tasting when larger groups are involved, with larger portions of selected items for five or more people.


Think Noticeably Better People. We will bring fresh thinking to how we recruit, reward and retain exceptional associates ... nurturing a culture intently focused on continually delivering passionate service and constantly exceeding our guests' expectations.
Applebee's
Neighborhood Grill & Bar
COURTNEY
NEIGHBORHOOD EXPERT

think *great* experience

At Applebee's, we continually challenge our restaurant teams to amaze guests with their passion and enthusiasm for delivering a flawless dining experience.

Customer Satisfaction

We use a variety of tools and techniques to measure how well we deliver on our service excellence promise, including our Customer Service Index (CSI) that last year gathered feedback from over 900,000 dine-in and Carside To Go guests.



Hand-Battered Fish & Chips

Our system-wide score for overall satisfaction among dine-in guests exceeded 50 percent for the full year. This score means that on a scale of 1 to 7, more than half of all guests evaluated their visit with the top score of 7 or "extremely satisfied." Guests' overall satisfaction with Carside To Go continues to be strong with nearly 60 percent of our guests rating their experience as a 7 last year.

Kitchen Display System

We continue to achieve measurable gains in reducing table turn times in our dining rooms utilizing our advanced Kitchen Display System (KDS) kitchen management tool. The number of KDS tickets under 10 minutes increased to 68 percent in 2005, up from 63 percent the year before, and table turn times are the best ever.



Kitchen Display System (KDS)



Noticeably Better People

We continue to develop innovative ways to kindle and fuel the passion for service among our restaurant associates. We have programs in place which are designed to attract and retain noticeably better people who are fully engaged and committed to flawless execution.

We continue to make significant progress in our efforts to retain our best performers. Last year, we successfully reduced hourly turnover to a record 83 percent, down significantly from 146 percent in 2000 and far better than the industry average of 102 percent. Turnover among all our salaried restaurant managers continued low at 22 percent last year, down from 31 percent in 2000, with general manager turnover of just 12 percent.

think *regional* solutions



Applebee's opened in former historic Bookbinders Seafood House in Philadelphia.

To tap the potential of varied market sizes and characteristics, we have developed a portfolio of Applebee's restaurants targeted to small, medium, large and mega markets.

At year-end, there were 227 units operating in small markets (less than 135,000 households), 336 restaurants in medium markets (135,000 to 399,000 households), 638 units in large markets (400,000 to 1,399,000 households) and 375 restaurants in mega markets (over 1.4 million). In addition, we continue to successfully penetrate so-called STAR (small town Applebee's restaurant) markets with fewer than 50,000 people, typically as the only chain casual dining restaurant in town, with 156 restaurants open at year-end.

In addition to restaurant size and layout, we meet varied regional needs with selected menu items specifically tailored to regional tastes and preferences. For instance, in the New England market we have added regional favorites such as Baked Haddock, Hand-Battered Fish & Chips, New England Clam Chowder and Grilled Steak Tips.



Applebee's



The Applebee's Guys

Advertising Muscle

Applebee's boasts the largest advertising budget in the casual dining segment and we use this media muscle to build increased awareness and to drive sales.

Drawing on the results of our segmentation study, we are evolving our advertising message with a high level of engagement and broad demographic appeal.



Grilled Steak Tips

Our new advertising, designed to break away from competitors and break through the clutter, will convey multiple messages to our guests — including branded campaign events, Carside To Go, our partnership with Weight Watchers and neighborhood branding messages.

Our newest campaign, launched in February 2006 in conjunction with our "Shrimp Sensations" promotion, is an evolution of our popular commercials featuring fun and parody lyrics, and introduces two recurring characters simply known as "The Applebee's Guys" who will appear in future ads for each promotion.

New Development

In fiscal 2005, Applebee's opened a total of 144 new restaurants system-wide, marking the 13th consecutive year the system has opened 100 or more restaurants and the most openings in eight years. This total

think *growth*



At year-end, there were a total of 1,732 restaurants operating throughout the United States.

included a record 52 company restaurant openings, together with 92 franchise units. At year-end, there were a total of 1,804 restaurants operating throughout the worldwide system.

New unit development continues as the largest driver of our growth. We anticipate opening approximately 120 new units in 2006, representing growth of 6-7 percent.

Applebee's growth strategy in past years has included using our strong balance sheet and substantial free cash flow to opportunistically acquire franchise restaurants.

Applebee's Chihuahua, Mexico



Pecan-Crusted Chicken Salad

In May 2005, we completed the acquisition of 12 franchise restaurants in Missouri, Kansas and Arkansas for approximately $39.5 million in cash. The addition of these units provides geographic and operational synergy to the company's existing base of restaurants in the Kansas City and St. Louis markets. We believe the territory where these units are located could ultimately support a total of more than 20 Applebee's restaurants.

In January 2006, we completed the purchase of four franchise restaurants in the Houston market for approximately $8.2 million in cash. Previously, this had been a shared market with a mix of company and franchise units.

At year-end, 47 domestic franchise groups were operating a total of 1,246 restaurants or roughly three-fourths of the Applebee's system. Our average franchisee operates 27 restaurants; our largest boasts 120 restaurants. Currently, over 90 percent of franchise units are operated by only 30 franchisees.

Our year-end domestic unit count of 1,732 exceeded our nearest competitors by a wide margin. We continue to believe the ultimate potential of the Applebee's system is at least 3,000 domestic locations.

Global Expansion

Beyond our domestic potential, we believe the international potential for the Applebee's concept is at least 1,000 restaurants worldwide. International operations, with the highest growth rate of our businesses, enjoyed the most successful year ever in 2005.

At year-end, 72 Applebee's restaurants were open and operating in 14 international countries including 25 in Mexico, 21 in Canada, 17 in the Mediterranean/Middle East and nine in Central/South America.

We continue to pursue a long-term strategy of controlled international expansion, seeking qualified franchisees who have the resources to open multiple restaurants in each territory and who are familiar with the specific local business environment.

Thinking Fresh

Bringing innovative, creative thinking to our food and facilities, to our concept and culture, to our processes and people practices, Applebee's continues to work to deserve the title of America's Favorite Neighbor.®

Officers

Lloyd L. Hill
Chairman of the Board and Chief Executive Officer

David L. Goebel
President and Chief Operating Officer

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer

John C. Cywinski
Executive Vice President and Chief Marketing Officer

Stanley M. Sword
Executive Vice President and Chief People Officer

Carin L. Stutz
Executive Vice President of Operations

Rohan St. George
President of International Division

Philip R. Crimmins
Senior Vice President of Development

Michael Czinege
Senior Vice President and Chief Information Officer

Miguel A. Fernandez
Senior Vice President of Company Operations

Kurt Hankins
Senior Vice President of Menu Development and Innovation

David R. Parsley
Senior Vice President of Supply Chain Management

Nancy E. Culbertson
Vice President of National Marketing and Innovation

Carol A. DiRaimo
Vice President of Investor Relations

Beverly O. Elving
Vice President and Controller

Thomas F. Finocchiaro
Vice President of Operations Excellence

Larry C. Miller
Vice President of Finance

Samuel M. Rothschild
Vice President of Franchise and Beverage Operations

Rebecca R. Tilden
Vice President, General Counsel and Secretary

Scott W. White
Vice President of Human Resources – Design and Services



Board of Directors

Lloyd L. Hill
Chairman of the Board and Chief Executive Officer, Applebee's International, Inc.

Erline Belton [2,3]
President and Founder, The Lyceum Group

Gina R. Boswell [3]
Senior Vice President and Chief Operating Officer, Avon North America

Douglas R. Conant [2]
President and Chief Executive Officer, Campbell Soup Company

D. Patrick Curran [1]
Chairman and Chief Executive Officer, The Curran Companies

David L. Goebel
President and Chief Operating Officer, Applebee's International, Inc.

Eric L. Hansen [1,3]
Shareholder in Holman Hansen & Colville, P.C., a Professional Association

Jack P. Helms [1,3]
Principal and Shareholder in Goldsmith, Agio, Helms and Company

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer, Applebee's International, Inc.

Burton M. Sack [2,3]
Retired former executive, Applebee's International, Inc.

Michael A. Volkema [1,2]
Chairman of the Board, Herman Miller, Inc.

Committee Memberships:
[1] Audit, [2] Executive Compensation,
[3] Corporate Governance/Nominating

Pictured above from left:
Michael A. Volkema, Erline Belton, D. Patrick Curran, Lloyd L. Hill, Eric L. Hansen, Douglas R. Conant, Jack P. Helms, David L. Goebel, Gina R. Boswell, Steven K. Lumpkin, Burton M. Sack

Applebee's®

2005 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number: 000-17962

Applebee's International, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

43-1461763
(I.R.S. Employer Identification No.)

4551 W. 107th Street, Overland Park, Kansas 66207
(Address of principal executive offices and zip code)

(913) 967-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes X No ____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X Accelerated filer ____ Non-accelerated filer ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes X No ____

The aggregate market value of the voting and non-voting common stock equity held by non-affiliates of the registrant as of the last business day of the second fiscal quarter ended June 26, 2005 was $2,105,448,271 based on the closing sale price on June 24, 2005.

The number of shares of the registrant's common stock outstanding as of March 6, 2006 was 74,369,249.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 is incorporated into Part III hereof.

APPLEBEE'S INTERNATIONAL, INC.
FORM 10-K
FISCAL YEAR ENDED DECEMBER 25, 2005
INDEX

PART I

Item 1. Business

General

References to "Applebee's," "we," "us," and "our" in this document are references to Applebee's International, Inc. and its subsidiaries and any predecessor companies of Applebee's International, Inc. We develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." With over 1,800 restaurants as of the fiscal year ended December 25, 2005, Applebee's Neighborhood Grill & Bar is the largest casual dining concept in the world, in terms of number of restaurants and market share. Applebee's International, Inc. maintains an Internet website address at www.applebees.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission ("SEC").

We opened our first restaurant in 1986. We initially developed and operated six restaurants as a franchisee of the Applebee's Neighborhood Grill & Bar Division of an indirect subsidiary of W.R. Grace & Co. In March 1988, we acquired substantially all the assets of our franchisor. When we acquired the Applebee's Division, it operated 13 restaurants and had ten franchisees, including us, operating 41 franchise restaurants.

As of December 25, 2005, there were 1,804 Applebee's restaurants. Franchisees operated 1,318 of these restaurants and 486 restaurants were company operated. The restaurants were located in 49 states and 14 countries outside of the United States. During 2005, 144 new restaurants were opened, including 92 franchise restaurants and 52 company restaurants.

Our current strategy is to focus solely on the Applebee's concept. We currently expect that the Applebee's system will encompass at least 3,000 restaurants in the United States as well as the potential for at least 1,000 restaurants internationally.

The following table sets forth certain unaudited financial information and other restaurant data relating to company and franchise restaurants, as reported to us by franchisees:

	Fiscal Year Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Number of restaurants:			
Company:			
Beginning of year	424	383	357
Restaurant openings	52	32	26
Restaurant closings	(1)	(1)	(2)
Restaurants acquired from franchisees	11	10	11
Restaurants acquired by franchisees	—	—	(9)
End of year	486	424	383
Franchise:			
Beginning of year	1,247	1,202	1,139
Restaurant openings	92	77	74
Restaurant closings	(10)	(22)	(9)
Restaurants acquired from franchisees	(11)	(10)	(11)
Restaurants acquired by franchisees	—	—	9
End of year	1,318	1,247	1,202
Total:			
Beginning of year	1,671	1,585	1,496
Restaurant openings	144	109	100
Restaurant closings	(11)	(23)	(11)
End of year	1,804	1,671	1,585
Weighted average weekly sales per restaurant:			
Company	$ 45,552	$ 46,536	$ 45,000
Franchise	$ 48,908	$ 47,613	$ 45,271
Total	$ 48,019	$ 47,345	$ 45,205
Change in comparable restaurant sales[1]:			
Company	(0.9)%	3.8%	5.2%
Franchise	2.7 %	5.2%	3.7%
Total	1.8 %	4.8%	4.1%
Total operating revenues (in thousands):			
Company restaurant sales	$ 1,082,641	$ 976,798	$ 867,158
Franchise royalties and fees[2]	128,813	121,221	109,604
Other franchise income[3]	5,196	13,615	13,147
Total	$ 1,216,650	$ 1,111,634	$ 989,909

[1] When computing comparable restaurant sales, restaurants open for at least 18 months are compared from period to period.

[2] Franchise royalties are generally 4% of each franchise restaurant's reported monthly gross sales. Reported franchise sales, in thousands, were $2,725,179, $2,519,373 and $2,275,169 in fiscal 2003, 2002 and 2001, respectively. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened.

[3] Other franchise income includes insurance premiums from franchisee participation in our captive insurance company and revenue from information technology products and services provided to certain franchisees.

The Applebee's System

Concept. Each Applebee's restaurant is designed as an attractive, friendly, neighborhood establishment featuring moderately-priced food and beverage items, table service and a comfortable atmosphere. Our restaurants appeal to a wide range of customers including young adults, senior citizens and families with young children.

Applebee's also offers its customers the convenience of carry-out service. In 2002, we initiated a "To Go" program which includes the use of standardized state-of-the-art packaging, interior and exterior signage and a focused training program. In addition, the program features the additional convenience of our Carside To Go™ initiative in which customers place their orders by telephone, park in designated spots at our restaurants and servers deliver their orders to their vehicles. We completed the implementation of the Carside To Go™ service at all company-owned restaurants where practicable in 2003 and franchisees completed implementation in substantially all of the franchise restaurants in early 2005.

We have developed certain specifications for the design of our restaurants. Our restaurants are primarily located in free-standing buildings, end caps of strip shopping centers, and shopping center malls. Each of our restaurants generally has a bar, and many restaurants offer patio seating. The decor of each restaurant incorporates artifacts and memorabilia such as old movie posters, musical instruments and sports equipment. Restaurants also frequently display photographs, magazine and newspaper articles highlighting local history and personalities. These items give each restaurant a unique, neighborhood identity, which is an important aspect of the Applebee's brand. In addition, we require that each restaurant be remodeled every six to seven years to embody the design elements of the current prototype.

Menu. Each restaurant offers a diverse menu of moderately-priced food and beverage items consisting of traditional favorites and signature dishes. The restaurants feature a broad selection of entrees, including beef, chicken, pork, seafood and pasta items prepared in a variety of cuisines, as well as appetizers, salads, sandwiches, specialty drinks and desserts. Substantially all restaurants offer beer, wine, liquor and premium specialty drinks. During 2005, alcoholic beverages accounted for 12.2% of company-owned restaurant sales. During 2004, we launched a strategic alliance with Weight Watchers™ to offer Weight Watchers™ branded menu alternatives to our guests. We currently have ten Weight Watchers™ items on our menu. As part of our exclusive arrangement with Weight Watchers™, we pay a percentage royalty on the total sales for Weight Watchers™ menu items sold.

Restaurant Operations. We and our franchisees operate restaurants in accordance with operating standards and specifications. These standards pertain to the quality, preparation and selection of menu items, maintenance and handling of food, maintenance and cleanliness of premises and associate conduct. Our quality assurance department is responsible for establishing and monitoring our food safety programs. We develop all standards and specifications with input from franchisees, and they are applied on a system-wide basis.

Training. We have comprehensive training programs for restaurant associates and managers. The training programs utilize a combination of on-the-job training, video, computer and print-based materials. Program materials are routinely revised to reflect the most recent operational procedures and standards.

Restaurant associates are provided with a structured orientation and five-day training program upon hire. This training is provided by restaurant trainers who have completed an extensive certification process to become a trainer. In addition, associates receive ongoing training to further develop their job skills and knowledge.

Restaurant managers complete a training and orientation process upon hire. The program is executed at certified training restaurants located throughout the Applebee's system. The training program provides skill and knowledge training for key operations and management processes. In addition, ongoing training and development programs are offered for experienced managers in the areas of leadership and operations management.

Prior to opening a new restaurant, a training program is provided to all new hourly associates. The training is conducted by certified, experienced trainers from Applebee's restaurants located throughout the system. Upon the opening of the restaurant, the training team remains for an additional six days to provide support and coaching to the new associates.

Marketing. We have historically concentrated our advertising and marketing efforts primarily on food-specific promotions, Carside To Go™ and Applebee's branded messaging. Our marketing includes national, regional and local expenditures, utilizing primarily television, radio, direct mail and print media. In 2005, approximately 4.0% of company restaurant sales was allocated for marketing purposes. This amount includes contributions to the national marketing pool which develops and funds the specific national promotions, including Weight Watchers™ and Carside To Go™. We focus the remainder of our marketing expenditures on local marketing in areas with company owned restaurants.

Information Technology. We believe technology can enable us to achieve our operational goals. Our in-store systems including point-of-sale and food, kitchen and labor management systems are tightly integrated with our above-store data warehousing and decision support platforms. This integration provides management with a timely, accurate, and comprehensive view of our business performance.

Supply Chain. Maintaining high food quality and system-wide consistency is a central focus of our supply chain program. We establish quality standards for products used in the restaurants, and we maintain a limited list of approved suppliers and distributors from which we and our franchisees must select. We periodically review the quality of the products served in our domestic restaurants in an effort to ensure compliance with these standards. We have negotiated purchasing agreements with most of our approved suppliers which result in volume discounts for us and our franchisees. Additionally, we purchase and maintain inventories of certain specialty products to assure sufficient supplies for the system. Due to cultural and regulatory differences, we have specific requirements for each country in which our franchisees operate.

Quality Assurance. We are committed to providing our customers with products that meet or exceed regulatory and industry standards for food safety as well as our high quality standards. Our quality assurance department establishes and monitors our food safety programs in domestic restaurants, including restaurant, supplier and distributor audits, food safety and sanitation monitoring and product testing.

Company Restaurants

Company Restaurant Openings and Franchise Acquisitions. Our expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness and convenience, and enabling us to take advantage of operational, distribution and advertising efficiencies. Our development experience indicates that when we open multiple restaurants within a particular market, our market share increases.

In order to maximize overall system growth, our expansion strategy through 1992 emphasized franchise arrangements with experienced, successful and financially capable restaurant operators. We continue to expand the Applebee's system across the United States through franchise operations, but beginning in 1992, our growth strategy also included increasing the number of company owned restaurants. We have tried to achieve this goal in two ways. First, we have strategically developed certain company territories. Second, when franchises are available for purchase under acceptable financial terms, we have selectively acquired existing franchise restaurants. Using this strategy, we have opened 370 new company Applebee's restaurants and acquired 134 franchise restaurants over the last 13 years and have expanded from a total of

31 company owned or operated restaurants as of December 27, 1992 to a total of 486 as of December 25, 2005. In addition, as part of our portfolio management strategy, we have sold 35 restaurants to franchisees during this 13-year period.

We opened 52 new company Applebee's restaurants in 2005 and anticipate opening approximately 40 new company Applebee's restaurants in 2006. The following table shows the areas where our company restaurants were located as of December 25, 2005:

Area	
New England (includes Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont)	73
Minneapolis/St. Paul, Minnesota	67
Detroit/Southern Michigan	65
St. Louis, Missouri/Illinois	57
Texas	48
Virginia	47
Kansas City, Missouri/Kansas	33
Washington, D.C. (Maryland, Virginia).	32
San Diego/Southern California	21
Las Vegas/Reno, Nevada	16
Central Missouri/Kansas/Arkansas	12
Albuquerque, New Mexico	8
Memphis, Tennessee	7
	486

Restaurant Operations. The staff for a typical restaurant consists of one general manager, one kitchen manager, two or three managers and approximately 60 hourly associates. All managers of company owned restaurants receive a salary and may receive a performance bonus based on financial performance, guest and associate retention measures. As of December 25, 2005, we employed three Regional Vice Presidents of Operations, 13 Directors of Operations and 80 Area Directors. The Area Directors' duties include regular restaurant visits and inspections which ensure the ongoing maintenance of our standards of quality, service, cleanliness, value, and courtesy. In addition to providing a significant contribution to revenues and operating earnings, we use company owned restaurants for many purposes which are integral to the development of the entire system, including testing of new menu items and training of franchise restaurant managers and operating personnel.

The Applebee's Franchise System

Franchise Territory and Restaurant Openings. We currently have exclusive territory franchise arrangements with 76 franchise groups, including 29 international franchisees. We have generally selected franchisees that are experienced multi-unit restaurant operators who have operated other restaurant concepts. Our franchisees operate Applebee's restaurants in 43 states and 14 countries outside of the United States. We have assigned development rights to the vast majority of domestic territories in all states except Hawaii or have designated them for company development.

As of December 25, 2005, there were 1,318 franchise restaurants. Franchisees opened 74 restaurants in 2003, 77 restaurants in 2004, and 92 restaurants in 2005. We anticipate approximately 80 franchise restaurant openings in 2006. Franchisees may open more or fewer restaurants depending upon the availability of appropriate new sites.

Development of Restaurants. We make available to franchisees the design specifications for a typical restaurant, and we retain the right to prohibit or modify the use of any set of plans. Each franchisee is responsible for selecting the site for each restaurant within their territory. We assist franchisees in selecting appropriate sites, and any selection made by a franchisee is subject to our approval. We also conduct a physical inspection, review any proposed lease or purchase agreement and make available demographic and other studies.

Domestic Franchise Arrangements. Generally, franchise arrangements consist of a development agreement and separate franchise agreements. Development agreements grant the exclusive right to develop a number of restaurants in a designated geographical area. The term of a domestic development agreement is generally 20 years. The franchisee enters into a separate franchise agreement for the operation of each restaurant. Each agreement has a term of 20 years and permits renewal for up to an additional 20 years in accordance with the terms contained in the then current franchise agreement (including the then current royalty rates and advertising fees) and upon payment of an additional franchise fee.

For each restaurant developed, our standard franchise arrangement requires an initial franchisee fee (which typically ranges from $30,000 to $35,000) and a royalty fee equal to 4% of the restaurant's monthly gross sales. We have executed agreements with a majority of our franchisees which maintain the existing royalty rate of 4% and extend the current franchise and development agreements until January 1, 2020. These revised agreements contain provisions which allow for the continued development of the Applebee's concept and support our long-term expectation of at least 3,000 restaurants in the United States. The terms, royalties and advertising fees under a limited number of franchise agreements and the franchise fees under older development agreements vary from the currently offered arrangements.

Marketing. We currently require domestic franchisees to contribute 2.75% of their gross sales to the national marketing pool and to spend at least 1.0% of their gross sales on local marketing and promotional activities. Franchisees also promote the opening of each restaurant and we reimburse the franchisee for 50% of the out-of-pocket opening advertising expenditures, subject to certain conditions. The maximum amount we will reimburse for these expenditures is $2,500. Under our franchise agreements, we have the ability to increase the combined amount of the advertising fee and the amount required to be spent on local marketing and promotional activities to a maximum of 5% of gross sales.

Training and Support. We provide ongoing advice and assistance to franchisees in connection with the operation and management of each restaurant through training sessions, meetings, seminars, on-premises visits and by written or other material. We also assist franchisees on request with business planning, restaurant development, technology and human resource efforts.

Operations Quality Control. We continuously monitor franchise restaurant operations, principally through our full-time franchise Area Directors (30 as of December 25, 2005) and our Directors of Franchise Operations (5 as of December 25, 2005). Company and third-party representatives make both scheduled and unannounced inspections of restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. During 2005, these representatives made an average of two visits to each of our franchise restaurants during which they conducted an inspection and consultation in the restaurant. We have the right to terminate a franchise agreement if a franchisee does not operate and maintain a restaurant in accordance with our requirements.

Franchise Business Council. We maintain a Franchise Business Council which provides us with input about operations, marketing, product development and other aspects of restaurant operations for the purpose of improving the franchise system. As of December 25, 2005, the Franchise Business Council consisted of eight franchisee representatives and three members of our senior management team. One franchisee representative is a permanent member. Franchisees elect the franchisee representatives annually. The Franchise Business Council is also responsible for the appointment of members to advisory committees related to marketing, supply chain, information technology and food development.

Franchise Financing. Although financing is the sole responsibility of the franchisee, we make available to franchisees information about financial institutions interested in financing the costs of restaurant development for qualified franchisees. None of these financial institutions is our affiliate or agent, and we have no control over the terms or conditions of any financing arrangement offered by these financial institutions.

In 2003, we arranged for a third-party lease financing company to provide capital to qualified franchisees for investments in certain sales and technology initiatives over a three-year period ending in September 2006 under standard leasing terms and conditions. Under the terms of the arrangement, we do not guarantee any portion of the financing.

In 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we provided a limited guarantee pool for the loans advanced during the three-year period ending December 2006. In the fourth quarter of 2005, this program was terminated and we were released from the guarantees that we had previously provided under this program.

In 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of 10% of certain loans advanced under this program. We will be released from our guarantee if certain operating results are met after the restaurant has been open for at least two years. As of December 25, 2005, there were loans outstanding to six franchisees for approximately $50,400,000 under this program.

Service Marks

We own the rights to the "Applebee's Neighborhood Grill & Bar®" service mark and certain variations thereof and to other service marks used in our system in the United States and in various foreign countries. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. We intend to protect our service marks by appropriate legal action where and when necessary.

International Franchising

International Franchise Arrangements. We continue to pursue international franchising of the Applebee's concept under a long-term strategy of controlled expansion. This strategy includes seeking qualified franchisees with the resources to open multiple restaurants in each territory and those with familiarity with the specific local business environment. We currently are focusing on international franchising in Canada, Central and South America, the Mediterranean/Middle East and Mexico. In this regard, we currently have development agreements with 29 international franchisees. These franchisees operated 72 international restaurants as of December 25, 2005. The success of further international expansion will depend on, among other things, local acceptance of the Applebee's concept and our ability to attract qualified franchisees and operating personnel. We also must comply with the regulatory requirements of the local jurisdictions, and supervise international franchisee operations effectively.

We work closely with our international franchisees to develop and implement the Applebee's system outside the United States, recognizing commercial, cultural and dietary diversity. These local issues involve the need to be flexible and pragmatic on all elements of the system, including menu, restaurant operations, training, marketing, purchasing and financing. Our strategy of controlled expansion allows us to address these issues in a deliberate and systematic manner.

Employees

As of December 25, 2005, we employed approximately 32,260 full and part-time associates. Of those, approximately 640 were corporate personnel, 2,050 were restaurant managers or managers in training and 29,570 were employed in non-management full and part-time restaurant positions. Of the 640 corporate associates, approximately 220 were in management positions and 420 were general office associates, including part-time associates.

We consider our associate relations to be good. Most associates, other than restaurant management and corporate personnel, are paid on an hourly basis. We believe that we provide working conditions and wages that compare favorably with those of our competition. We have never experienced a work stoppage due to labor difficulty, and our associates are not covered by a collective bargaining agreement.

Executive and Other Senior Officers of the Registrant

Our executive and other senior officers as of December 25, 2005 are shown below.

Name	Age	Position
Lloyd L. Hill	61	Chairman of the Board of Directors and Chief Executive Officer
David L. Goebel	55	President and Chief Operating Officer (Member of the Board of Directors effective January 2006)
Steven K. Lumpkin	51	Executive Vice President, Chief Financial Officer and Treasurer, and Member of the Board of Directors
John C. Cywinski	43	Executive Vice President and Chief Marketing Officer
Carin L. Stutz	49	Executive Vice President of Operations
Stanley M. Sword	44	Executive Vice President and Chief People Officer
Rohan St. George	46	President of International Division
Philip R. Crimmins	54	Senior Vice President of Development
Michael Czinege	52	Senior Vice President and Chief Information Officer
Miguel Fernandez	51	Senior Vice President of Company Operations
Kurt Hankins	45	Senior Vice President of Menu Development and Innovation
David R. Parsley	59	Senior Vice President of Supply Chain Management
Carol A. DiRaimo	44	Vice President of Investor Relations
Beverly O. Elving	52	Vice President and Controller
Rebecca R. Tilden	50	Vice President, General Counsel and Secretary

Lloyd L. Hill was elected a director in August 1989. Mr. Hill was appointed Executive Vice President and Chief Operating Officer in January 1994. In December 1994, he assumed the role of President in addition to his role as Chief Operating Officer. Effective January 1, 1997, Mr. Hill assumed the role of Co-Chief Executive Officer. In January 1998, he assumed the full duties of Chief Executive Officer. In May 2000, Mr. Hill was elected Chairman of the Board of Directors. As part of Applebee's succession plan, Mr. Goebel was named President effective January 1, 2005. In January 2006, the Board of Directors announced plans to separate the Chairman and Chief Executive Officer positions, and implement Applebee's leadership succession plan. In the summer of 2006, Mr. Hill anticipates recommending to the Board that Mr. Goebel become the next Chief Executive Officer. Following the role separation, Mr. Hill will continue to serve as Chairman of the Board. Prior to joining Applebee's, Mr. Hill served as President of Kimberly Quality Care, a home health care and nurse personnel staffing company from December 1989 to December 1993, where he also served as a director from 1988 to 1993, having joined that organization in 1980.

David L. Goebel was employed by Applebee's in February 2001 as Senior Vice President of Franchise Operations and was promoted to Executive Vice President of Operations in December 2002. In January 2004, Mr. Goebel was promoted to Chief Operating Officer. In January 2005, he was also named President. In January 2006, Mr. Goebel was named to the Board of Directors and he assumed additional responsibilities including serving as principal executive officer. Prior to joining Applebee's, Mr. Goebel headed a management company that provided consulting and strategic planning services to various businesses from April 1998 to February 2001. Prior to 1998, he was a franchise principal with an early developer group of the Boston Market concept. Mr. Goebel's business experience also includes positions as Vice President of Business Development for Rent-a-Center (a subsidiary of Thorn, EMI) and Vice President of Operations for Ground Round restaurants.

Steven K. Lumpkin was employed by Applebee's in May 1995 as Vice President of Administration. In January 1996, he was promoted to Senior Vice President of Administration. In November 1997, he assumed the position of Senior Vice President of Strategic Development and in January 1998 was promoted to Executive Vice President of Strategic Development. He was named Chief Development Officer in March 2001. In March 2002, Mr. Lumpkin assumed the position of Chief Financial Officer and Treasurer. In January 2004, he was appointed to the Board of Directors. Prior to joining Applebee's, Mr. Lumpkin was a Senior Vice President of a division of the Olsten Corporation, Kimberly Quality Care, from July 1993 until January 1995. From June 1990 until July 1993, Mr. Lumpkin was an Executive Vice President and a member of the board of directors of Kimberly Quality Care. From January 1978 until June 1990, Mr. Lumpkin was employed by Price Waterhouse LLP, where he served as a management consulting partner and certified public accountant.

John C. Cywinski was employed by Applebee's in July 2001 as Senior Vice President and Chief Marketing Officer and he was promoted to Executive Vice President in January 2004. Prior to joining Applebee's, Mr. Cywinski was employed as Vice President of Brand Strategy for McDonald's Corporation from April 1999 to July 2001. From October 1996 to April 1999, he was President of Buena Vista Pictures Marketing, the motion picture division of The Walt Disney Company. Prior to The Walt Disney Company, Mr. Cywinski was Vice President of U.S. Marketing for Burger King Corporation, where he held various positions of increasing responsibility from 1989 to 1996. He started his career with the Leo Burnett Advertising Agency in 1984.

Carin L. Stutz was employed by Applebee's in November 1999 as Senior Vice President of Company Operations. In January 2005, she was promoted to Executive Vice President of Operations. Prior to joining Applebee's, Ms. Stutz was Division Vice President with Wendy's International from July 1994 to November 1999. From 1993 to 1994, she was Regional Operations Vice President for Sodexho, USA. From 1990 to 1993, Ms. Stutz was employed by Nutri/System, Inc. as Vice President of Corporate Operations. Prior to 1990, Ms. Stutz was employed for 12 years with Wendy's International.

Stanley M. Sword was employed by Applebee's in August 2005 as Executive Vice President and Chief People Officer. Prior to joining Applebee's, Mr. Sword was employed for seven years as an executive with Cerner Corporation. He was hired in August 1998 as Senior Vice President and Chief People Officer and became President of Cerner's Great Lakes region in August 2003. Prior to Cerner, Mr. Sword spent five years with AT&T including three years as the Vice President of Organization Development of NCR Corporation and two years as a client partner in the outsourcing practice of AT&T Solutions. Prior to joining AT&T, Mr. Sword spent ten years with Accenture Consulting in a variety of roles within their systems integration practice.

Rohan M. St. George was employed by Applebee's in November 2004 as President of the International Division. Prior to joining Applebee's, Mr. St. George was a managing director for Yum! Restaurants International which included responsibility for Puerto Rico, the U.S Virgin Islands and Venezuela. From

1998 to 2003, he was Vice President of Global Operations for KFC, Pizza Hut and Taco Bell. Prior to 1998, Mr. St. George had 14 years operations experience with Pizza Hut and KFC in various management positions.

Philip R. Crimmins was employed by Applebee's in August 2002 as Vice President of Operations Excellence. In September 2003, Mr. Crimmins was promoted to Senior Vice President of Development. Prior to joining Applebee's, he was employed by Pizza Hut, Inc. for 27 years, most recently as Vice President of Service Strategies. While at Pizza Hut, Inc., Mr. Crimmins held several other positions of increasing responsibility, including senior leadership positions in research and development, concept development, customer satisfaction, field training, and restaurant operations.

Mike Czinege was employed by Applebee's in April 2004 as Senior Vice President and Chief Information Officer. Prior to joining Applebee's, Mr. Czinege was Executive Vice President of North American operations for Celerant Consulting. From 1996 to 2004, he was a partner and later Vice President of Cap Gemini Ernst & Young, one of the world's leading providers of consulting, technology and outsourcing services. Mr. Czinege has nearly three decades of industry and consulting experience in manufacturing and supply chain management operations, business planning, sales and marketing, and information systems.

Miguel Fernandez was employed by Applebee's in January 1995 as Area Director in California before becoming Director of Operations in 1996 for Pacific Gold, Inc., an Applebee's franchisee. He rejoined Applebee's in September 1998 as Regional Vice President of Company Operations. In January 2005, he was appointed Senior Vice President of Company Operations. Prior to joining Applebee's, Mr. Fernandez served as Vice President of Operations for Ninfa's Mexican Restaurants, Regional Director of Operations for Acapulco Restaurants and Vice President of Operations for Casa Vallarta Mexican Restaurants.

Kurt Hankins was employed by Applebee's in August 2001 as Vice President of Research and Development. In December 2003, Mr. Hankins was promoted to Senior Vice President of Menu Development and Innovation. Prior to joining Applebee's, he served as Vice President of Food and Beverage for Darden Restaurants, Inc. from July 1999 through July 2001. From August 1994 to July 1999, he served as Director of Food Research and Development for Darden Restaurants, Inc. Prior to his employment with Darden Restaurants, Inc., he held various positions in food and beverage research and development within the restaurant industry.

David R. Parsley was employed by Applebee's in April 2000 as Senior Vice President of Purchasing and Distribution. In January 2003, Mr. Parsley was named Senior Vice President of Supply Chain Management. Prior to joining Applebee's, Mr. Parsley held several positions with Prandium, Inc., operator of El Torito, Chi-Chi's and Koo Koo Roo, from November 1996 to April 2000, most recently as Senior Vice President of Quality and Supply Chain Management. He has also held purchasing positions with The Panda Management Company, Carl Karcher Enterprises, Proficient Food Company, Inc., and Baxter Healthcare Corporation.

Carol A. DiRaimo was employed by Applebee's in November 1993 as Associate Director of Financial Planning and Reporting and was promoted to Director in 1995. She was named Director of Treasury and Corporate Analysis in 1998 and Director of Investor Relations and Corporate Analysis in April 2000. She was promoted to Executive Director of Investor Relations in January 2003 and Vice President of Investor Relations in February 2004. Prior to joining Applebee's, she was employed by Gilbert/Robinson, Inc. from May 1989 to November 1993. Ms. DiRaimo, a certified public accountant, was also employed by Deloitte Haskins & Sells for six years.

Beverly O. Elving was employed by Applebee's in June 1998 as Director of Corporate Accounting. In September 2002, Ms. Elving was promoted to Vice President of Accounting. In February 2005, she was named Vice President and Controller. Prior to joining Applebee's, she was Chief Financial Officer from 1996 to 1998 for Integrated Medical Resources, a publicly-held management services company. From 1990 to 1996, Ms. Elving was employed by the Federal Deposit Insurance Corporation as Director of Financial Operations and was later promoted to Vice President of Financial Operations & Accounting. Ms. Elving, a certified public accountant, was also employed by Arthur Andersen & Co. for five years.

Rebecca R. Tilden was employed by Applebee's in November 2003 and became Vice President and General Counsel in January 2004. Prior to joining Applebee's, Ms. Tilden was an independent consultant specializing in corporate compliance and ethics issues. From 1987 to 2000, Ms. Tilden was employed by Aventis Pharmaceuticals, Inc., in various positions of increasing responsibility and served most recently as Vice President, Assistant General Counsel and Secretary.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties. The factors listed below are important factors that could cause actual results to differ materially from our historical results and from those projected in forward-looking statements contained in this report or in other filings with the SEC.

We and our franchisees may not be successful in operating restaurants profitably.

Our financial success depends on our ability and the ability of our franchisees to operate restaurants profitably. The profitability of our restaurants is dependent on a number of factors. The most significant factors are:

- the availability of management, restaurant staff and other personnel;
- acceptable leasing or financial terms;
- the availability of capital to finance growth;
- effective national campaigns and local marketing;
- effective menu pricing;
- appealing menu items;
- increases in minimum wage and the impact of other employment laws;
- increases in food, labor and other operating costs related to new menu initiatives;
- the ability to manage a large number of restaurants in many geographic areas with a standardized operational and marketing approach; and
- the extent of competitive intrusion in the market.

In the course of expanding, we and our franchisees may enter new or more highly competitive geographic regions or local markets in which we may have limited operating experience. There can be no assurance of the level of success of our restaurants in these regions or particular local markets. Newly opened restaurants typically operate with below normal profitability and incur certain additional costs in the process of achieving operational efficiencies during the first several months of operation.

We and our franchisees may not be successful in opening the number of restaurants anticipated.

Our continued growth depends, in part, on our ability and the ability of our franchisees to open additional restaurants. The opening of new restaurants, both by us and our franchisees, depends on a number of factors, many of which are beyond our control or the control of our franchisees. The most significant factors are:

- the cost and availability of suitable restaurant locations;

- acceptable leasing or financial terms;
- the availability of capital to finance growth;
- cost-effective and timely construction of restaurants (construction can be delayed due to, among other reasons, labor disputes, local zoning and licensing matters, and weather conditions); and
- securing required governmental permits and licenses.

Substantial increases in capital expenditure costs may adversely impact future growth.

Our capital expenditures are primarily related to the development or acquisition of additional restaurants, maintenance and refurbishment of existing restaurants, and expansion of information technology systems, office space and other corporate infrastructure. The costs related to restaurant development, maintenance and refurbishment include purchases and leases of land, buildings, equipment and repairs and maintenance. The labor and material costs expended vary by geographical location and are subject to general price increases. There can be no assurance that future capital expenditure costs will not increase. In addition, capital expenditures will be required to maintain and refurbish restaurants as they age. There can be no assurance that we will remain profitable in these restaurants even after maintenance and refurbishment has been completed.

Our continued growth is, in part, dependent upon our ability to find and retain qualified franchisees and for those franchisees to operate restaurants profitably in compliance with our standards, build new restaurants and plan for succession.

Although we have established criteria to evaluate prospective franchisees, there can be no assurance that our existing or future franchisees will have the business abilities or access to financial resources necessary to open the required number of restaurants or that they will successfully develop or operate these restaurants in their franchise areas in a manner consistent with our standards.

We intend to continue our efforts to franchise restaurants in certain international territories. The ability of franchisees to open and operate restaurants outside of the United States is subject to the same factors as are applicable to opening domestic restaurants described above, as well as factors related to additional legal, regulatory, cultural acceptability and building design issues involved in international locations. There can be no assurance that we will be able to attract qualified franchisees or that such franchisees will be able to open and operate restaurants successfully.

Increased competition for locations, customers and staff could adversely impact our profitability.

Competition in the casual dining segment of the restaurant industry is expected to remain intense with respect to price, service, location, concept, and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel, and hourly restaurant staff. Our competitors include national, regional and local chains, as well as local owner-operated restaurants. There are a number of well-established competitors, some of which have been in existence for a longer period than us and may be better established in the markets where our restaurants are or may be located.

Further penetrating existing mature markets could impact the sales and profitability of our existing restaurants in those markets.

Part of our restaurant development may occur in more mature markets. Our restaurants typically attract customers within a limited trade area. Sales and profitability of existing restaurants may be negatively impacted by the opening of a restaurant within this trade area.

Our profitability could be adversely impacted by economic, demographic and other changes that impact guest traffic.

Our business is affected by changes in consumer tastes and by national, regional, and local economic conditions, demographic trends and traffic patterns. We can also be adversely affected by publicity resulting from actual or alleged food quality, illness, injury or other health concerns or operating issues related to restaurant operations or from food suppliers.

The impact of government regulation may cause us to incur additional costs or liabilities.

Our restaurants are subject to various international, federal, state and local government regulations, including those related to the sale of food and alcoholic beverages and labor laws. Failure to obtain or maintain the necessary licenses, permits and approvals, including food and liquor licenses, could adversely affect our operating results or delay or result in our decision to cancel the opening of new restaurants. Local authorities may suspend or deny renewal of our food and liquor licenses if they determine that our conduct does not meet applicable standards or if there are changes in regulations in which we are unable to comply.

We are subject to "dram shop" statutes in some states. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. A judgment substantially in excess of our insurance coverage could harm our financial condition.

Various federal and state labor laws related to employment eligibility, minimum wage requirements, overtime pay, meal and rest breaks, and other matters have an effect on our operating costs. Changes in these laws, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, and increased tax reporting and tax payment requirements for associates who receive tips, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could harm our operating results.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. We are also subject to various federal and state environmental regulations that could delay or prevent development of new restaurants in certain locations.

We are also subject to federal and state laws that regulate the offer and sale of franchises and the relationship with our franchise partners. These laws and regulations, together with decisions of several state and federal courts may limit our ability to enforce certain provisions of, or alter or terminate our franchise agreements.

Our continued growth may depend, in part, on our acquisition of franchised Applebee's restaurants.

There is no assurance that we will be able to find franchise restaurants available for purchase or that we will be able to acquire franchise restaurants at favorable prices. In addition, if we do successfully identify and complete acquisitions in the future, the acquisitions may involve the following risks:

- increases in our debt and contingent liabilities;
- entering geographic markets in which we have little or no direct prior experience; and
- unanticipated or undiscovered legal liabilities or other obligations of acquired franchise restaurants.

Even if we are successful in acquiring franchise operations, there is no assurance that we will be able to operate the acquired restaurants profitably. The integration of acquired restaurants into our operations may involve a number of issues, any of which could materially and adversely affect our operations and financial performance. These issues include:

- burdens on our management resources and financial controls;
- diversion of corporate resources and acquisition integration issues, such as business process and system incapabilities;
- potential loss of key personnel of acquired franchise restaurants; and
- potential loss of customer relationships and related revenues.

Our growth and profitability could be impacted by the lack of needed inventories.

Our profitability depends, in part, on our strategies to control food costs. Our dependence on commodities subject us to the risk that shortages or interruption in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality or cost of ingredients. Changes in the price of commodities, particularly beef and chicken, could materially impact our profitability. We may not be able to react to increased food costs by adjusting our supply chain practices or menu pricing which would negatively impact our operating results.

Our global supply chain may be subject to interruptions, dislocation or may be rendered less effective for a variety of reasons such as:

- political unrest;
- animal borne disease or illness;
- contamination of growing fields, water supplies or animal processing facilities;
- inadequate storage facilities; and
- loss of effective climate controls in storage facilities and processing plants.

Our continued growth depends on our successful adaptation and implementation of our operating systems.

System-wide expansion has and will continue to require the implementation of enhanced operating systems. We regularly evaluate the adequacy of our current policies, procedures, systems and resources, including financial controls, information technology systems, field and restaurant management, and vendor capacities and relations. There can be no assurance that we will adequately address all of the changing demands that our planned expansion will impose on such systems, controls, and resources.

We may acquire one or more additional restaurant concepts.

Operating more than one restaurant concept presents many significant risks that could, individually or together, have a material adverse effect on our business and financial results. Our success in acquiring or investing in new concepts is subject to the following risks:

- the attention of our management team may be diverted from the Applebee's system and operations may suffer as a result;
- we may be unable to identify suitable opportunities;

- we may pay too much for a new concept in relation to its long-term potential and actual economic return to us; and
- we may be required to borrow the funds needed to make an acquisition, thereby increasing our interest expense and debt level.

In addition, our ability to expand another concept, through our own development or through franchising, will be subject to risks such as:

- we may not be able to find suitable locations at appropriate purchase prices or lease terms;
- we may not be able to attract franchisees;
- we may experience construction delays or cost overruns caused by numerous factors, such as shortages of materials and skilled labor, labor disputes, weather interference, environmental problems, and construction or zoning problems;
- we may not be able to hire and train experienced and dedicated operating personnel;
- we may face competition from other restaurants, including other Applebee's; and
- the new concept may not be profitable.

A significant increase in litigation could have a material adverse effect on our results of operations, financial condition and business prospects.

We are sometimes the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations could harm the operation and profitability of our restaurants, regardless of whether the allegations are valid, whether we are liable or whether the claim involves our restaurants or one of our franchisees.

Failure to comply with the various federal and state labor laws pertaining to minimum wage, overtime pay, meal and rest breaks, unemployment tax rates, workers' compensation rates, citizenship or residency requirements, child labor requirements and sales taxes, may have a material adverse effect on our business or operations. Further, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources and adversely affect our operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 25, 2005, we operated 486 company restaurants. Of these, we leased the building for 86 sites, owned the building and leased the land for 213 sites, and owned the land and building for 187 sites. In addition, as of December 25, 2005, we owned 12 sites for future development of restaurants and had entered into 17 lease agreements for restaurant sites we plan to open during 2006. Our leases generally have an initial term of 10 to 20 years, with renewal terms of 5 to 20 years, and provide for a fixed rental plus, in certain instances, percentage rentals based on gross sales. In addition, our leases in many instances include escalation of rent payments during the initial term and/or during the renewal terms.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or the franchise agreement.

We own an 80,000 square foot office building and lease a 23,000 square foot office building in Overland Park, Kansas, located in the Kansas City metropolitan area, in which our corporate offices are headquartered. We also lease office space in certain regions in which we operate restaurants.

In 2005, we entered into an agreement to purchase land for a new corporate headquarters in Lenexa, Kansas, located in the Kansas City metropolitan area. In January 2006, we completed the purchase of the land and anticipate relocating to our new corporate headquarters in the latter half of 2007.

The following table sets forth the 49 states and the 14 countries outside of the United States in which Applebee's are located and the number of restaurants operating in each state or country as of December 25, 2005:

State or Country	Number of Restaurants		
	Company	Franchise	Total System
Domestic:			
Alabama	—	26	26
Alaska	—	2	2
Arizona	—	30	30
Arkansas	1	7	8
California	22	80	102
Colorado	—	32	32
Connecticut	—	11	11
Delaware	2	8	10
Florida	—	96	96
Georgia	—	69	69
Idaho	—	10	10
Illinois	12	48	60
Indiana	7	58	65
Iowa	—	23	23
Kansas	16	19	35
Kentucky	5	30	35
Louisiana	—	16	16
Maine	10	—	10
Maryland	11	13	24
Massachusetts	37	—	37
Michigan	65	18	83
Minnesota	63	2	65
Mississippi	3	12	15
Missouri	60	2	62
Montana	—	7	7
Nebraska	—	18	18
Nevada	15	—	15
New Hampshire	15	—	15
New Jersey	—	43	43
New Mexico	8	10	18
New York	1	91	92
North Carolina	2	54	56
North Dakota	—	9	9
Ohio	—	86	86
Oklahoma	—	17	17
Oregon	—	17	17
Pennsylvania	1	58	59
Rhode Island	7	—	7
South Carolina	—	41	41
South Dakota	—	6	6
Tennessee	5	37	42
Texas	48	37	85
Utah	—	12	12
Vermont	3	—	3
Virginia	62	1	63
Washington	—	33	33
West Virginia	1	13	14
Wisconsin	4	39	43
Wyoming	—	5	5
Total Domestic	486	1,246	1,732

State or Country	Number of Restaurants Company	Franchise	Total System
Other countries:			
Bahrain	—	1	1
Brazil	—	3	3
Canada	—	21	21
Chile	—	1	1
Ecuador	—	1	1
Egypt	—	1	1
Greece	—	6	6
Honduras	—	4	4
Jordan	—	1	1
Kuwait	—	2	2
Mexico	—	25	25
Qatar	—	2	2
Saudi Arabia	—	3	3
United Arab Emirates	—	1	1
Total International	—	72	72
Total System	486	1,318	1,804

Item 3. Legal Proceedings

We are involved in various legal actions which include, without limitation, employment law, wage and hour, dram shop claims, personal injury claims and other such restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

We believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1. Our common stock trades on The Nasdaq Stock Market® under the symbol APPB.

   The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market®.

	2005		2004	
	High	Low	High	Low
First Quarter	$ 29.19	$ 24.69	$ 28.04[1]	$ 23.80[1]
Second Quarter	$ 28.65	$ 24.25	$ 28.55[1]	$ 23.30
Third Quarter	$ 26.79	$ 19.95	$ 26.72	$ 22.50
Fourth Quarter	$ 23.98	$ 19.73	$ 26.68	$ 22.26

2. Number of stockholders of record at December 25, 2005: 1,341

3. We declared an annual dividend of $0.20 per common share in October 2005 for stockholders of record on December 23, 2005, and the dividend was paid on January 23, 2006. We declared an annual dividend of $0.06 per common share on December 9, 2004 for stockholders of record on December 24, 2004, and the dividend was paid on January 21, 2005.

   We presently anticipate continuing the payment of cash dividends which will be dependent upon future earnings and cash flows, capital requirements, our financial condition, returns to shareholders and certain other factors. There can be no assurance in 2006 or future years as to the amount that will be available for the declaration of dividends, if any.

4. For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

(1) The sales prices have been adjusted to reflect a three-for-two stock split effected as a 50% stock dividend paid on June 15, 2004.

5. Issuer Purchases of Equity Securities

During fiscal year 2005, we repurchased 8,288,093 shares of our common stock at an average price of $23.66 for an aggregate cost of approximately $196,100,000. The table below sets forth purchases of our common stock during the fourth quarter of fiscal 2005:

Purchases of Equity Securities[1]				
	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
September 26, 2005 through October 23, 2005	1,056,150	$21.19	1,056,150	$181,792
October 24, 2005 through November 20, 2005	1,146,243	$22.49	1,146,243	$156,018
November 21, 2005 through December 25, 2005	1,168,100	$23.16	1,168,100	$128,967
Total	3,370,493		3,370,493	

[1] In October 2004, our Board of Directors authorized additional repurchases of our common stock of up to $150,000,000 beginning in 2005. The authorization limit was met in October 2005. In October 2005, our Board of Directors authorized additional repurchases of our common stock of up to $175,000,000, subject to market conditions.

Item 6. Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. All periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K.

	Fiscal Year Ended				
	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001[(1)]
	(in thousands, except per share amounts)				
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$1,082,641	$ 976,798	$ 867,158	$ 724,616	$ 651,119
Franchise royalties and fees	128,813	121,221	109,604	102,180	93,225
Other franchise income	5,196	13,615	13,147	2,688	—
Total operating revenues	$1,216,650	$1,111,634	$ 989,909	$ 829,484	$ 744,344
Operating earnings	$ 157,637	$ 165,280	$ 152,677	$ 126,590	$ 110,681
Net earnings	$ 101,802	$ 110,865	$ 94,349	$ 80,527	$ 63,298
Basic net earnings per share	$ 1.29	$ 1.36	$ 1.14	$ 0.97	$ 0.76
Diluted net earnings per share	$ 1.27	$ 1.33	$ 1.10	$ 0.94	$ 0.74
Dividends declared per share	$ 0.20	$ 0.06	$ 0.05	$ 0.04	$ 0.04
Basic weighted average shares outstanding	78,650	81,528	82,944	83,407	83,268
Diluted weighted average shares outstanding	80,010	83,600	85,409	85,382	85,316
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 878,588	$ 754,431	$ 651,078	$ 573,647	$ 506,036
Long-term debt, including current portion, and notes payable	$ 188,367	$ 35,694	$ 20,862	$ 52,563	$ 74,568
Stockholders' equity	$ 412,610	$ 496,727	$ 453,143	$ 385,201	$ 320,303

(1) Beginning in 2002, we ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section regarding restaurant development, comparable sales, Carside To Go™, revenue growth, restaurant margin, commodity costs, general and administrative expenses, capital expenditures, return on equity and financial commitments are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described. These risks include but are not limited to our ability and the ability of our franchisees to open and operate additional restaurants profitably, the ability of our franchisees to obtain financing, the continued growth of our franchisees, our ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry, the impact of economic factors on consumer spending, and our ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our risk factors in Item 1A of this Form 10-K. We disclaim any obligation to update forward-looking statements.

General

We operate on a 52 or 53 week fiscal year ending on the last Sunday in December. Our fiscal years are as follows:

Fiscal Year	Fiscal Year Ending	Number of Weeks
2003	December 28, 2003	52
2004	December 26, 2004	52
2005	December 25, 2005	52
2006	December 31, 2006	53

Our revenues are generated from three primary sources:

- Company restaurant sales (food and beverage sales)
- Franchise royalties and fees
- Other franchise income

Beverage sales consist of sales of alcoholic beverages, while non-alcoholic beverages are included in food sales. Franchise royalties are generally 4% of each franchise restaurant's monthly gross sales. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened. Other franchise income includes insurance premiums for the current year and premium audit adjustments for prior years from franchisee participation in our captive insurance program and revenue from information technology products and services provided to certain franchisees. In 2005, we reduced the types of insurance coverage plans offered which resulted in fewer franchisee participants in our captive insurance program. This reduction resulted in a total decrease in franchise premiums recognized throughout 2005 in other franchise income of approximately $8,600,000. In the fourth quarter of 2005, we decided to discontinue writing any new coverage. We will still operate the captive insurance subsidiary to resolve any claims that were incurred under this program from 2002 through 2005.

Certain expenses relate only to company operated restaurants. These include:

- Food and beverage costs
- Labor costs
- Direct and occupancy costs
- Pre-opening expenses

Cost of other franchise income includes the costs related to franchisee participation in our captive insurance program and costs related to information technology products and services provided to certain franchisees. In 2005, we reduced the types of insurance coverage plans offered which resulted in fewer franchisee participants in our captive insurance program. This reduction resulted in a total decrease in expense recognized throughout 2005 in cost of other franchise income of approximately $8,100,000. In the fourth quarter of 2005, we decided to discontinue writing any new coverage. We will still operate the captive insurance subsidiary to resolve any claims that were incurred under this program from 2002 through 2005.

Other expenses, such as general and administrative and amortization expenses, relate to both company operated restaurants and franchise operations.

Overview

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar," which is the largest casual dining concept in the world with over 1,800 system-wide restaurants open as of December 25, 2005. The casual dining segment of the restaurant industry is highly competitive and there are many factors that affect our profitability. Our industry is susceptible to changes in economic conditions, trends in lifestyles, fluctuating costs, government regulation, availability of resources and consumer perceptions. When evaluating and assessing our financial performance, we believe there are five key factors:

- *Development* – the number of new company and franchise restaurants opened during the period. As the largest casual dining concept in the world, Applebee's has a unique opportunity to leverage our brand, system size and scale to optimize our future growth. Our expansion strategy has been to cluster restaurants in targeted markets, thereby increasing consumer awareness and convenience, and enabling us to take advantage of operational, distribution and advertising efficiencies. We currently expect that the Applebee's system will encompass at least 3,000 restaurants in the United States, as well as the potential for at least 1,000 restaurants internationally. In 2005, we and our franchisees opened 52 and 92 restaurants, respectively. Together, we have opened at least 100 restaurants system-wide each year for the past 13 fiscal years. In 2006, we currently expect to open approximately 120 restaurants system-wide, comprised of approximately 40 company and 80 franchise restaurants. Development costs increased approximately 10% in 2005 as compared to 2004. Further increases are expected in 2006 as a result of increased demand for material and labor due to recent catastrophic hurricanes. We are evaluating the impact of rising development costs on the pipeline of future openings.

- *Comparable restaurant sales* – a year-over-year comparison of sales for restaurants open at least 18 months. Our revenues are generated primarily from company restaurant sales, franchise royalties and fees and other franchise income. Increases in company and franchise comparable restaurant sales will result in increases in company restaurant sales and franchise fees and royalties. In 2005, company comparable sales decreased 0.9% while franchise and system-wide comparable sales increased 2.7% and 1.8%, respectively. We have had 30 consecutive quarters of positive system-wide comparable sales growth. We currently expect system-wide comparable sales for 2006 to increase by 2.0% to 3.0%. Comparable restaurant sales increases are driven by increases in the average guest check and/or increases in guest traffic. Average guest check increases result from menu price increases and/or a change in menu mix. Although we may have increases in our average guest check from period to period, our main focus has been increasing guest traffic as we view this component to be more indicative of the long-term health of the Applebee's brand. We are constantly seeking to increase guest traffic by focusing on operations and improving our menu with new food offerings and the implementation of programs such as Carside to Go™ and Weight Watchers™. In 2005, we conducted comprehensive consumer research which resulted in a plan to substantially improve the quality and flavor profile of our food offerings over the next two years. These menu improvements will impact all sections of our menu.

- *Company restaurant margin* – company restaurant sales, less food and beverage, labor, direct and occupancy restaurant costs and pre-opening expenses, expressed as a percentage of company restaurant sales. Company restaurant margins were 13.4%, 15.6% and 16.0% in 2005, 2004 and 2003, respectively. We currently expect 2006 company restaurant margins, which will be dependent on comparable sales performance at company restaurants, to be similar to 2005 results. Company restaurant margins are susceptible to fluctuations in commodity costs, labor costs and other operating costs such as utilities. We attempt to negotiate contracts for the majority of our food products in order to mitigate the impact of rising commodity costs. In 2006, we currently expect net commodity costs to decrease by approximately 2.0%, including the negative impact of fuel surcharges. In addition, we are uncertain what impact the improved menu offerings will have on our food costs, and we may take additional menu price increases to offset this impact. We expect labor costs to continue to be negatively impacted by health insurance costs and the impact of wage rate increases. In addition, higher energy costs, including utilities, fuel surcharges and packaging costs, will have a negative impact on company restaurant margins, particularly in the first quarter of 2006.

- *General and administrative expenses* – general and administrative expense expressed as a percentage of total operating revenues. General and administrative expenses were 9.0%, 9.4% and 9.6% in 2005, 2004 and 2003, respectively. In 2006, general and administrative expenses as a percent of total revenues are currently expected to be in the high 8% range, excluding the impact of stock-based compensation expense.

- *Return on equity* – net earnings expressed as a percent of average stockholders' equity. We believe this is an important indicator as it allows us to evaluate our ability to create value for our shareholders. We have exceeded our stated goal of at least 20% return on equity for the past seven years and we are a leader in the casual dining industry in this category.

Application of Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Actual results may differ from these estimates, and such differences may be material to our consolidated financial statements. We believe that the following significant accounting policies involve a significant degree of judgment or complexity.

Inventory valuation: We state inventories at the lower of cost, using the first-in, first-out method, or market. Market is determined based upon our estimates of the net realizable value.

We purchase and maintain inventories of certain specialty products to ensure sufficient supplies to the system, to ensure continuity of supply and to control food costs. We review and make quality control inspections of our inventories to determine obsolescence on an ongoing basis. These reviews require management to make certain estimates and judgments regarding projected usage which may change in the future and may require us to record an inventory impairment.

Property and equipment: We report property and equipment at historical cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the related asset. The useful lives of the assets are based upon management's expectations. We periodically review the assets for changes in circumstances which may impact their useful lives. If there are changes in circumstances that revise an asset's useful life, we will adjust the depreciation expense accordingly for that asset in future periods.

Impairment of long-lived assets: We periodically review restaurant property and equipment for impairment on a restaurant-by-restaurant basis using certain market and restaurant operating indicators including historical cash flows as well as current estimates of future cash flows and/or appraisals. We review other long-lived assets at least annually and when events or circumstances indicate that the carrying value of the asset may not be recoverable. The recoverability is assessed in most instances by comparing the carrying value to its undiscounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Income taxes: We record valuation allowances against our deferred tax assets, when necessary, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. We assess the likelihood that our deferred tax assets in each of the jurisdictions in which we operate will be recovered from future taxable income. Deferred tax assets do not include future tax benefits that we deem likely not to be realized.

We are periodically audited by foreign and domestic tax authorities for both income and sales and use taxes. We record accruals when we determine it is probable that we have an exposure in a matter relating to an audit. The accruals may change in the future due to new developments in each matter.

Legal and insurance reserves: We are periodically involved in various legal actions. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

We use estimates in the determination of the appropriate liabilities for general liability, workers' compensation and health insurance. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. Unanticipated changes in these factors may require us to revise our estimates.

We periodically reassess our assumptions and judgments and make adjustments when significant facts and circumstances dictate. A change in any of the above estimates could impact our consolidated statements of earnings and the related asset or liability recorded in our consolidated balance sheets would be adjusted accordingly. Historically, actual results have not been materially different than the estimates that are described above.

Acquisitions

All of our acquisitions discussed below have been accounted for using the purchase method of accounting and, accordingly, our consolidated financial statements reflect the results of operations for each acquisition subsequent to the date of acquisition. The assets acquired and liabilities assumed are recorded at estimates of fair value as determined by management based upon information available. We finalize the allocation of purchase price to the fair value of assets acquired and liabilities assumed when we obtain information sufficient to complete the allocation, but in each case, no longer than one year after the acquisition date.

In March 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in 2002 and approximately $800,000 paid in the second quarter of 2003.

In April 2004, we completed the acquisition of the operations and assets of 10 Applebee's restaurants located in Southern California for approximately $13,800,000 in cash. The purchase price was allocated to the fair value of property and equipment of $2,500,000, goodwill of $10,800,000 and other net assets of approximately $500,000.

In May 2005, we completed the acquisition of 12 Applebee's restaurants in Missouri, Kansas and Arkansas, which included one restaurant under construction, for approximately $39,500,000 in cash. The purchase price was allocated to the fair value of property and equipment of $17,500,000, goodwill of $21,500,000, reacquired franchise rights of approximately $300,000 and other net assets of approximately $200,000.

The following table is comprised of actual company restaurant sales for the three restaurant acquisitions above which are included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of the preceding fiscal year for each acquisition (in thousands):

	2005	2004	2003
Actual company restaurant sales for acquired restaurants	$ 17,000	$ 17,600	$ 19,000
Pro forma company restaurant sales for acquired restaurants	$ 28,500	$ 52,600	$ 47,000

In April 2005, we finalized the acquisition of eight Applebee's restaurants in the Memphis market that were closed in 2004 by a former franchisee for approximately $8,800,000 payable in cash. In connection with this acquisition, we paid approximately $800,000 in 2004 and $8,000,000 in 2005. The purchase price of $8,800,000 was allocated to the fair value of property and equipment of approximately $8,200,000 and goodwill of approximately $600,000. As of December 25, 2005, we have remodeled and opened seven restaurants and the remaining restaurant was sold to a third party.

Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000 for 2003.

Captive Insurance Subsidiary

In 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned captive insurance subsidiary to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of settlement costs for incurred and anticipated claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. We do not expect franchisee participation in the captive insurance company to have a material impact on our net earnings. In 2005, we reduced the types of insurance coverage plans offered which resulted in fewer franchisee participants in our captive insurance program. In the fourth quarter of 2005, we decided to discontinue writing any new coverage. We will still operate the captive insurance subsidiary to resolve any claims that were incurred under this program from 2002 through 2005. Our consolidated balance sheets include the following balances related to the captive insurance subsidiary:

- Franchise premium receivables of approximately $1,700,000 and $1,900,000 as of December 25, 2005 and December 26, 2004, respectively, included in receivables related to captive insurance subsidiary.
- Cash equivalent and other long-term investments restricted for the payment of claims of approximately $18,600,000 and $16,700,000 as of December 25, 2005 and December 26, 2004, respectively, included in restricted assets related to captive insurance subsidiary.
- Loss reserve and unearned premiums related to captive insurance subsidiary of approximately $20,700,000 and $19,600,000 as of December 25, 2005 and December 26, 2004, respectively. Approximately $10,500,000 and $7,500,000 as of December 25, 2005 and December 26, 2004, respectively, is included in other non-current liabilities.
- Other miscellaneous items, net, of approximately $400,000 and $1,000,000 as of December 25, 2005 and December 26, 2004, respectively, included in several line items in the consolidated balance sheets.

Results of Operations

The following table contains information derived from our consolidated statements of earnings expressed as a percentage of total operating revenues, except where otherwise noted. Percentages may not add due to rounding.

	Fiscal Year Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Revenues:			
Company restaurant sales	89.0%	87.9%	87.6%
Franchise royalties and fees	10.6	10.9	11.1
Other franchise income	0.4	1.2	1.3
Total operating revenues	100.0%	100.0%	100.0%
Cost of sales (as a percentage of company restaurant sales):			
Food and beverage	26.5%	26.5%	26.0%
Labor	33.1	32.5	32.7
Direct and occupancy	26.6	25.1	25.1
Pre-opening expense	0.4	0.3	0.2
Total cost of sales	86.6%	84.4%	84.0%
Cost of other franchise income (as a percentage of other franchise income)	94.1%	105.8%	96.6%
General and administrative expenses	9.0	9.4	9.6
Amortization of intangible assets	0.1	0.1	—
Impairment of long-lived assets	0.3	—	—
Loss on disposition of restaurants and equipment	0.2	0.2	0.1
Operating earnings	13.0	14.9	15.4
Other income (expense):			
Investment income	0.1	0.1	0.2
Interest expense	(0.4)	(0.1)	(0.2)
Impairment of Chevys note receivable	—	—	(0.9)
Other income	0.1	0.3	0.4
Total other income (expense)	(0.1)	0.3	(0.5)
Earnings before income taxes and cumulative effect of change in accounting principle	12.9	15.2	14.9
Income taxes	4.5	5.2	5.4
Earnings before cumulative effect of change in accounting principle	8.4	10.0	9.5
Cumulative effect of change in accounting principle, net of tax	—	—	—
Net earnings	8.4%	10.0%	9.5%

Fiscal Year Ended December 25, 2005 Compared With Fiscal Year Ended December 26, 2004

Company Restaurant Sales. Total company restaurant sales increased $105,843,000 (11%) from $976,798,000 in 2004 to $1,082,641,000 in 2005. The percentage increase in total company restaurant sales was due to an increase in the number of restaurant weeks open of approximately 13% which was partially offset by a decline in average weekly sales of 2.1%.

Comparable restaurant sales at company restaurants decreased by 0.9% in 2005. Weighted average weekly sales at company restaurants decreased 2.1% from $46,536 in 2004 to $45,552 in 2005. These decreases were due, in part, to a reduction in guest traffic in 2005 as compared to 2004 due to the launch of our Weight Watchers™ menu system-wide in May 2004. In addition, we experienced more significant guest count declines in Kansas City, Minnesota and New England where approximately 40% of our company restaurants are located, which was consistent with industry trends in these markets. Weighted average weekly sales declined more than comparable sales due to weaker new restaurant opening volumes in Kansas City, Minnesota, New England, St. Louis and Virginia. These decreases were partially offset by an increase in the average guest check resulting from menu price increases of approximately 2.5% in 2005 and our Carside To Go™ initiative. Carside To Go™ sales mix increased from 9.3% of company restaurant sales in 2004 to 10.0% of company restaurant sales in 2005.

Franchise Royalties and Fees. Franchise royalties and fees increased $7,592,000 (6%) from $121,221,000 in 2004 to $128,813,000 in 2005 due primarily to the increased number of franchise restaurants operating during 2005 as compared to 2004 and increases in comparable franchise restaurant sales. Weighted average weekly sales and franchise comparable restaurant sales each increased by 2.7% in 2005. These increases were due primarily to the implementation of the Carside To Go™ program which was completed in early 2005.

Other Franchise Income. Other franchise income decreased $8,419,000 (62%) from $13,615,000 in 2004 to $5,196,000 in 2005 due primarily to fewer franchisee participants in our captive insurance program resulting from the reduction of the types of insurance coverage plans offered. Franchise premiums are included in other franchise income ratably over the policy year.

Cost of Company Restaurant Sales. Food and beverage costs were 26.5% in both 2004 and 2005. Food and beverage costs were favorably impacted by menu price increases of 2.5% in 2005, which were offset by higher commodity costs and lower order incidences of both alcoholic and non-alcoholic beverages, which have a lower cost of sales. In addition, 2004 was unfavorably impacted by the company portion of the June 2004 impairment of approximately $500,000 for excess riblet inventories which no longer met our quality standards.

Labor costs increased from 32.5% in 2004 to 33.1% in 2005. The increase in 2005 was due primarily to higher management and hourly costs due to lower sales volumes, higher wage rates, payroll taxes and group insurance costs which were partially offset by lower management incentive compensation and workers' compensation expense.

Direct and occupancy costs increased from 25.1% in 2004 to 26.6% in 2005. Direct and occupancy costs were unfavorably impacted due primarily to lower sales volumes at company restaurants which resulted in unfavorable year over year comparisons for depreciation, rent and property tax expenses as a percentage of sales, due to their relatively fixed nature, as well as higher utilities and packaging costs.

Cost of Other Franchise Income. Cost of other franchise income decreased $9,509,000 (66%) from $14,401,000 in 2004 to $4,892,000 in 2005. This decrease was due primarily to fewer franchisee participants in our captive insurance program resulting from the reduction of the types of insurance coverage plans offered and the franchisee portion of the June 2004 impairment of approximately $1,600,000 for excess riblet inventories which no longer met our quality standards.

General and Administrative Expenses. General and administrative expenses decreased from 9.4% in 2004 to 9.0% in 2005 as a result of the absorption of general and administrative expenses over a larger revenue base, lower incentive compensation expense and a reduction in costs associated with compliance with Section 404 of the Sarbanes-Oxley Act. These decreases were partially offset by higher compensation expense due to higher management training costs and increased regional operations management staffing relating to the increased number of company restaurant openings as compared to 2004.

Impairment of Long-lived Assets. In 2005, we recorded an asset impairment charge of $3,900,000 consisting of a $2,600,000 write-down of the carrying value of the property and equipment of four restaurants and a $1,300,000 write-down of one other long-lived asset (see Note 7 of the consolidated financial statements).

Interest Expense. Interest expense increased from $1,626,000 in 2004 to $4,365,000 in 2005 due primarily to increased borrowings under our credit facility used to acquire 12 restaurants in May 2005 and to fund capital expenditures and repurchases of our common stock.

Other Income. Other income decreased $1,795,000 from $3,557,000 in 2004 to $1,762,000 in 2005. In 2004, we recorded several significant items which resulted in higher other income for that year. These items consisted of income of $1,600,000 for the resolution of certain previously disclosed long-running international franchise disputes and $600,000 of income for final consideration related to the sale of 12 restaurants in Philadelphia in 1999.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, increased from 34.2% in 2004 to 34.9% in 2005 due to an increase in state and local income taxes.

Fiscal Year Ended December 26, 2004 Compared With Fiscal Year Ended December 28, 2003

Company Restaurant Sales. Total company restaurant sales increased $109,640,000 (13%) from $867,158,000 in 2003 to $976,798,000 in 2004. Company restaurant openings and increases in weighted average weekly sales contributed approximately 8% and 3%, respectively, of the increase in total company restaurant sales in 2004. The acquisitions of 10 restaurants in Southern California in April 2004 and 11 restaurants in Illinois, Indiana, Kentucky, and Missouri in late March 2003 contributed approximately 3% of the increase in company restaurant sales. These increases were offset by 1% due to the sale of eight restaurants in the Atlanta, Georgia market in July 2003.

Comparable restaurant sales at company restaurants increased by 3.8% in 2004. Weighted average weekly sales at company restaurants increased 3.4% from $45,000 in 2003 to $46,536 in 2004. These increases were due primarily to increases in guest traffic and in the average guest check resulting from menu price increases of approximately 1.7% in 2004. In addition, a portion of the increase resulted from the implementation of our Carside To Go™ initiative. Carside To Go™ sales mix increased from 7.1% in 2003 to 9.3% in 2004.

Franchise Royalties and Fees. Franchise royalties and fees increased $11,617,000 (11%) from $109,604,000 in 2003 to $121,221,000 in 2004 due primarily to the increased number of franchise restaurants operating during 2004 as compared to 2003 and increases in comparable franchise restaurant sales. Weighted average weekly sales and franchise comparable restaurant sales each increased by 5.2% in 2004.

Other Franchise Income. Other franchise income increased $468,000 (4%) from $13,147,000 in 2003 to $13,615,000 in 2004 due primarily to revenues recognized for information technology products and services provided to certain franchisees.

Cost of Company Restaurant Sales. Food and beverage costs increased from 26.0% in 2003 to 26.5% in 2004. This increase was due to higher commodity costs which impacted our cost of company restaurant sales by approximately 0.9% and higher food costs related to our menu promotions. This increase was partially offset by the impact of menu price increases, operational improvements resulting from our supply chain management initiatives and better food cost control.

Labor costs decreased from 32.7% in 2003 to 32.5% in 2004. In 2004, labor costs were unfavorably impacted by higher management and hourly labor wage rates, higher workers' compensation and group insurance costs and higher costs related to the addition of dedicated Carside To Go™ hourly labor at most of our restaurants beginning in the second half of 2003. These increases were offset by lower management incentive compensation and higher sales volumes which favorably impacted management costs.

Direct and occupancy costs were 25.1% in both 2003 and 2004. Direct and occupancy costs were favorably impacted by higher sales volumes at company restaurants which were offset by higher packaging costs as a result of increased To Go™ sales volumes and higher credit card usage fees.

Cost of Other Franchise Income. Cost of other franchise income increased $1,704,000 (13%) from $12,697,000 in 2003 to $14,401,000 in 2004 due primarily to the franchisee portion of the inventory impairment of approximately $1,600,000 (see Note 6 to the consolidated financial statements).

General and Administrative Expenses. General and administrative expenses decreased from 9.6% in 2003 to 9.4% in 2004 as a result of the absorption of general and administrative expenses over a larger revenue base and lower incentive compensation. This decrease was partially offset by higher depreciation expense related to our new information systems, higher compensation expense due to staffing levels and costs associated with compliance with Section 404 of the Sarbanes-Oxley Act.

Other Income. Other income decreased $165,000 from $3,722,000 in 2003 to $3,557,000 in 2004. Significant items causing fluctuations between 2004 and 2003 are as follows: In 2004, we recorded $1,600,000 in resolution of certain previously disclosed long-running international franchise disputes. In addition, we recorded $600,000 of income for final consideration related to the sale of 12 restaurants in Philadelphia in 1999. In 2003, we recognized $1,600,000 of income related to collection from a previous financing agreement. In addition, we recorded $1,200,000 of income for additional consideration related to the sale of 12 restaurants in Philadelphia in 1999.

Impairment of Chevys Note Receivable. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During 2003, we fully impaired the principal and accrued interest of approximately $8,800,000. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In December 2004, the U.S. Bankruptcy Court approved Chevys' reorganization plan.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.0% in 2003 to 34.2% in 2004 due to a reduction in state and local income taxes.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operations and borrowings under our credit facility. Our need for capital resources historically has resulted from the construction and acquisition of restaurants, the repurchase of our common stock and investment in information technology systems. In the past, we have obtained capital through our ongoing operations and debt financing. Cash flows from our ongoing operations primarily include cash generated from company and franchise operations, management of credit from trade suppliers, decisions to enter into restaurant operating leases and cash received from the exercise of employee stock options. In addition, we have assumed debt or issued new debt in connection with certain mergers and acquisitions. The following table presents a summary of our cash flows for the last three fiscal years (in thousands):

	2005	2004	2003
Net cash provided by operating activities	$ 221,203	$ 190,605	$ 175,889
Net cash used by investing activities	(187,718)	(134,055)	(105,174)
Net cash used by financing activities	(31,087)	(63,775)	(68,017)
Net increase (decrease) in cash and cash equivalents	$ 2,398	$ (7,225)	$ 2,698

Capital expenditures, excluding franchise acquisitions, were $139,396,000 in 2005, $104,620,000 in 2004 and $82,562,000 in 2003. In 2006, we currently expect to open approximately 40 company restaurants, and capital expenditures, excluding franchise acquisitions, are expected to be between $140,000,000 and $150,000,000.

Future capital expenditures will primarily be for the development of new restaurants, refurbishment and capital replacement for existing restaurants and the enhancement of information systems. Because we expect to continue to purchase a portion of our restaurant sites, the amount of actual capital expenditures will be dependent upon, among other things, the proportion of leased versus owned properties. If we construct more or fewer restaurants than we currently anticipate or acquire additional restaurants, our capital requirements will increase or decrease accordingly. In addition, we expect to incur costs associated with the purchase of land and other construction costs for our new corporate headquarters in 2006.

We completed the acquisition of four franchise restaurants in the Houston area in January 2006 for approximately $8,200,000 in cash.

In May 2005, we completed the acquisition of 12 Applebee's restaurants in Missouri, Kansas and Arkansas, which included one restaurant under construction, for approximately $39,500,000 in cash.

In April 2005, we finalized the acquisition of eight Applebee's restaurants in the Memphis market that were closed in 2004 by a former franchisee for approximately $8,800,000 payable in cash. In connection with this acquisition, we paid approximately $800,000 in 2004 and $8,000,000 in 2005.

In April 2004, we completed the acquisition of the operations and assets of 10 Applebee's restaurants located in Southern California for approximately $13,800,000 in cash.

In July 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003.

In March 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee.

In December 2004, we completed the refinancing of our $150,000,000 unsecured revolving credit facility. The new bank credit agreement provided for a $150,000,000 five-year unsecured revolving credit facility, of which $40,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined. There is no limit on cash dividends provided that the declaration and payment of such dividend does not cause a default of any other covenant contained in the agreement. The facility is subject to other standard terms, conditions, covenants, and fees. In September 2005, we entered into an amendment to our credit facility which increased the revolving credit commitment available from $150,000,000 to $200,000,000. In October 2005, we entered into a second amendment to our credit facility which increased the revolving credit commitment available from $200,000,000 to $250,000,000 and provided for an additional $75,000,000 of revolving credit upon satisfaction of the conditions set forth in the credit facility. As of December 25, 2005, we were in compliance with the covenants contained in our credit agreement. As of December 25, 2005, we had borrowings of $182,900,000, standby letters of credit of $9,400,000 outstanding and approximately $57,700,000 available under our revolving credit facility. During 2006, we expect to fund operations, capital expansion, any repurchases of common stock and the payment of dividends from cash flows from operations and borrowings under our revolving credit facility.

In October 2004, our Board of Directors authorized additional repurchases of our common stock of up to $150,000,000 beginning in 2005 which was completed in October 2005. In October 2005, our Board of Directors approved an additional $175,000,000 authorization to repurchase our common stock, subject to market conditions. During 2005, we repurchased 8,288,093 shares of our common stock at an average price of $23.66 for an aggregate cost of approximately $196,100,000. As of December 25, 2005, we had $128,967,000 remaining under our October 2005 repurchase authorization.

In October 2005, the Board of Directors declared an annual dividend of $0.20 per share payable to shareholders of record on December 23, 2005. We paid approximately $14,800,000 in January 2006 related to this dividend.

As of December 25, 2005, our liquid assets totaled $13,326,000. These assets consisted of cash and cash equivalents in the amount of $13,040,000 and short-term investments in the amount of $286,000. The working capital deficit increased from $51,041,000 as of December 26, 2004 to $107,400,000 as of December 25, 2005. This increase was due primarily to checks written in excess of a bank balance which subsequently was funded through our credit facility, increases in accrued dividends and gift cards sold and decreases in inventories and cash and cash equivalents due to repurchases of our common stock, acquisition of restaurants and capital expenditures in 2005.

We believe that our liquid assets and cash generated from operations, combined with borrowings available under our credit facility, will provide sufficient funds for capital expenditures, repurchases of our common stock, the payment of dividends and other such operating activities for the foreseeable future.

The following table shows our debt amortization schedule, future capital lease commitments (including principal and interest payments), future operating lease commitments (see operating leases in Note 12 to the consolidated financial statements) and future purchase obligations as of December 25, 2005 (in thousands):

Certain Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
		Payments due by period			
Long-term Debt (excluding capital lease obligations) and Notes Payable[1]	$ 184,313	$ 8,021	$ 120	$ 75,099	$ 1,073
Capital Lease Obligations	8,331	794	1,673	1,791	4,073
Operating Leases [2]	377,607	26,684	53,868	53,033	244,022
Purchase Obligations - Company[3]	150,011	125,106	16,718	8,187	—
Purchase Obligations - Franchise[4]	269,044	220,486	26,356	22,202	—

(1) The amounts for long-term debt are primarily borrowings under our revolving credit facility and exclude interest payments which are variable in nature.

(2) The amounts for operating leases include option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured.

(3) The amounts for company purchase obligations include commitments for land for a new corporate headquarters, food items, energy, supplies, severance and employment agreements, and other miscellaneous commitments.

(4) The amounts for franchise purchase obligations include commitments for food items and supplies made by Applebee's International, Inc. for our franchisees. Applebee's International, Inc. contracts with certain suppliers to ensure competitive pricing. These amounts will only be payable by Applebee's International, Inc. if our franchisees do not meet certain minimum contractual requirements.

Other Contractual Obligations

In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 25, 2005, we have outstanding lease guarantees of approximately $17,200,000. These leases expire at various times with the final lease agreement expiring in 2018. In addition, we or our subsidiaries are contingently liable for various leases that we have assigned in connection with the sale of restaurants to franchisees and other parties, in the potential amount of $14,100,000. We have not recorded a liability related to these contingent lease liabilities as of December 25, 2005 or December 26, 2004.

We have severance and employment agreements with certain officers providing for severance payments to be made in the event the associate resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 25, 2005, we would have been required to make payments totaling approximately $13,300,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,200,000 if such officers had been terminated as of December 25, 2005.

In 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we provided a limited guarantee pool for the loans advanced during the three-year period ending December 2006. In the fourth quarter of 2005, this program was terminated and we were released from the guarantees that we had previously provided under this program.

In 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of 10% of certain loans advanced under this program. We will be released from our guarantee if certain operating results are met after the restaurant has been open for at least two years. As of December 25, 2005, there were loans outstanding to six franchisees for approximately $50,400,000 under this program. The fair value of our guarantees under this financing program is approximately $100,000 and is recorded in non-current liabilities in our consolidated balance sheet as of December 25, 2005.

New Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs recognized for ground or building operating leases during the construction period be recognized as rental expense. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. We will prospectively change our policy from capitalization to expensing beginning in 2006. The adoption of this FSP will result in an expected increase of approximately $25,000 in preopening expenses recognized for every new restaurant opened but will not have a material effect on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections - Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," ("FIN 47"). FIN 47 clarifies the term "conditional" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations." This Interpretation refers to a legal obligation to perform an asset retirement activity even if the timing and/or settlement is conditional on a future event that may or may not be within the control of an entity. Accordingly, the entity must record a liability for the conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. We have entered into certain leases which may require us to return the property to the landlord in its original condition. We recorded an expense for these leases of $400,000 in our 2005 consolidated financial statements, including $50,000 in direct and occupancy costs related to 2005 and $350,000 ($225,000, net of income taxes) for years prior to 2005 as a cumulative effect of a change in accounting principle as required by FIN 47.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in our net earnings. We will adopt the provisions of this Statement, as amended, using the modified prospective method beginning in 2006. We expect that the adoption of this Standard will decrease our 2006 diluted net earnings per common share by approximately $0.17.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. Our revolving credit facility bears interest at either the bank's prime rate or LIBOR plus 0.625%, at our option. As of December 25, 2005, the total amount of debt subject to interest rate fluctuations was $182,900,000 which was outstanding on our revolving credit facility. A 1% change in interest rates would result in an increase or decrease in interest expense of $1,829,000 per year. We may from time to time enter into interest rate swap agreements to manage the impact of interest rate changes on our earnings. A substantial portion of the food products and utilities we purchase are subject to price volatility due to factors that are outside of our control such as weather, seasonality and fuel costs. As part of our strategy to moderate this volatility, we have entered into fixed price purchase commitments.

Item 8. Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of December 25, 2005, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, under the supervision and with the participation of the principal executive officer and Chief Financial Officer ("CFO"). Based on this evaluation, our management, including the principal executive officer and CFO, concluded that our disclosure controls and procedures are effective.

During our most recent fiscal quarter, there have been no changes in our internal control over financial reporting that occurred that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Applebee's International, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of our management, including our principal executive officer and CFO, we assessed the effectiveness of the company's internal control over financial reporting as of December 25, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based upon our assessment, we conclude that, as of December 25, 2005, the Company's internal control over financial reporting is effective, in all material respects, based upon those criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, issued an attestation report dated March 8, 2006 on our assessment and on the effectiveness of the company's internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Applebee's International, Inc. and Subsidiaries
Overland Park, KS

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Applebee's International, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 25, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 25, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 25, 2005 of the Company and our report dated March 8, 2006 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 8, 2006

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

If you would like information about our executive officers, you should read the section entitled "Executive and Other Senior Officers of the Registrant" in Part I of this report. You should read the information under the caption "Information About the Board of Directors and Executive and Other Senior Officers" for information on our Board of Directors and audit committee of the Board of Directors and the caption "Section 16(a) Beneficial Ownership Reporting Compliance" for information regarding our Section 16(a) reporting compliance located in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 11, 2006. We incorporate that information in this document by reference.

Our Board of Directors has adopted a Code of Conduct for all associates and directors. A copy of this document is available on our website at www.applebees.com, free of charge under the Investors section. We will satisfy any disclosure requirements under Item 5.05 on Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

Our Board of Directors has determined that Mr. Eric L. Hansen, a member of the audit committee and an independent director, is an audit committee financial expert, as defined under 401(h) of Regulation S-K.

Item 11. Executive Compensation

If you would like information about our executive compensation, you should read the information under the caption "Executive Compensation" and "Information About the Board of Directors and Executive and Other Senior Officers" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 11, 2006. We incorporate that information in this document by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

If you would like information about the stock owned by our management and certain large stockholders and information about our equity compensation plans, you should read the information under the caption "Stock Ownership of Officers, Directors and Major Stockholders" and "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 11, 2006. We incorporate that information in this document by reference.

Item 13. Certain Relationships and Related Transactions

If you would like information about certain transactions which we have completed or certain relationships which we have entered into, you should read the information under the caption "Certain Transactions" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 11, 2006. We incorporate that information in this document by reference.

Item 14. Principal Accounting Fees and Services

If you would like information about fees paid to our auditors, you should read the information under the caption "Fees and Services of Deloitte & Touche LLP" in the Proxy Statement for the Annual Meeting of

Stockholders to be held on or about May 11, 2006. We incorporate that information in this document by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this report:

1. Financial Statements:

   The financial statements are listed in the accompanying "Index to Consolidated Financial Statements" on Page F-1.

2. Financial Statement Schedules:

   None.

3. Exhibits:

   The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page E-1.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLEBEE'S INTERNATIONAL, INC.

Date: March 9, 2006

By: /s/ David L. Goebel
David L. Goebel
Director, President and Chief Operating Officer
(principal executive officer)

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd L. Hill and Rebecca R. Tilden, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ David L. Goebel
David L. Goebel
Director, President and Chief Operating Officer
(principal executive officer)

Date: March 9, 2006

By: /s/ Steven K. Lumpkin
Steven K. Lumpkin
Director, Executive Vice President, Chief Financial Officer and Treasurer
(principal financial officer)

Date: March 9, 2006

By: /s/ Beverly O. Elving
Beverly O. Elving
Vice President and Controller
(principal accounting officer)

Date: March 9, 2006

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Director, Chairman of the Board and Chief Executive Officer

Date: March 9, 2006

By: /s/ Erline Belton Erline Belton *Director*	Date: March 9, 2006
By: /s/ Gina Boswell Gina Boswell *Director*	Date: March 9, 2006
By: /s/ Douglas R. Conant Douglas R. Conant *Director*	Date: March 9, 2006
By: /s/ D. Patrick Curran D. Patrick Curran *Director*	Date: March 9, 2006
By: /s/ Eric L. Hansen Eric L. Hansen *Director*	Date: March 9, 2006
By: /s/ Jack P. Helms Jack P. Helms *Director*	Date: March 9, 2006
By: /s/ Burton M. Sack Burton M. Sack *Director*	Date: March 9, 2006
By: /s/ Michael A. Volkema Michael A. Volkema *Director*	Date: March 9, 2006

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Applebee's International, Inc. and Subsidiaries
Overland Park, Kansas

We have audited the accompanying consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 25, 2005 and December 26, 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 25, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2005 and December 26, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 25, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 25, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 8, 2006

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 25, 2005	December 26, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,040	$ 10,642
Short-term investments, at market value	286	282
Receivables, net of allowance	37,857	39,152
Receivables related to captive insurance subsidiary	1,712	2,566
Inventories	20,373	35,936
Prepaid income taxes	3,488	—
Prepaid and other current assets	13,518	12,079
Total current assets	90,274	100,657
Property and equipment, net	590,593	486,548
Goodwill	138,443	116,344
Restricted assets related to captive insurance subsidiary	19,329	17,386
Other intangible assets, net	8,050	8,524
Other assets, net	31,899	24,972
	$ 878,588	$ 754,431
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 259	$ 222
Notes payable	7,900	—
Accounts payable	63,445	42,830
Accrued expenses and other current liabilities	100,995	89,064
Loss reserve and unearned premiums related to captive insurance subsidiary	10,235	12,137
Accrued dividends	14,840	4,867
Accrued income taxes	—	2,578
Total current liabilities	197,674	151,698
Non-current liabilities:		
Long-term debt – less current portion	180,208	35,472
Deferred income taxes	37,722	28,995
Other non-current liabilities	50,374	41,539
Total non-current liabilities	268,304	106,006
Total liabilities	465,978	257,704
Commitments and contingencies (Notes 12, 13 and 18)		
Stockholders' equity:		
Preferred stock – par value $0.01 per share: authorized - 1,000,000 shares; no shares issued	—	—
Common stock – par value $0.01 per share: authorized – 125,000,000 shares; issued – 108,503,243 shares	1,085	1,085
Additional paid-in capital	234,988	220,897
Unearned compensation	(2,614)	(1,924)
Retained earnings	710,277	623,315
	943,736	843,373
Treasury stock – 34,304,693 shares in 2005 and 27,375,044 shares in 2004, at cost	(531,126)	(346,646)
Total stockholders' equity	412,610	496,727
	$ 878,588	$ 754,431

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Revenues:			
Company restaurant sales	$1,082,641	$ 976,798	$ 867,158
Franchise royalties and fees	128,813	121,221	109,604
Other franchise income	5,196	13,615	13,147
Total operating revenues	1,216,650	1,111,634	989,909
Cost of company restaurant sales:			
Food and beverage	286,522	259,134	225,346
Labor	358,563	317,659	283,762
Direct and occupancy	287,656	244,707	217,393
Pre-opening expense	4,767	3,025	2,020
Total cost of company restaurant sales	937,508	824,525	728,521
Cost of other franchise income	4,892	14,401	12,697
General and administrative expenses	109,768	104,810	94,951
Amortization of intangible assets	878	663	364
Impairment of long-lived assets	3,900	—	—
Loss on disposition of restaurants and equipment	2,067	1,955	699
Operating earnings	157,637	165,280	152,677
Other income (expense):			
Investment income	1,695	1,284	1,554
Interest expense	(4,365)	(1,626)	(1,733)
Impairment of Chevys note receivable (Note 5)	—	—	(8,803)
Other income	1,762	3,557	3,722
Total other income (expense)	(908)	3,215	(5,260)
Earnings before income taxes and cumulative effect of change in accounting principle	156,729	168,495	147,417
Income taxes	54,702	57,630	53,068
Earnings before cumulative effect of change in accounting principle	102,027	110,865	94,349
Cumulative effect of change in accounting principle, net of tax	(225)	—	—
Net earnings	$ 101,802	$ 110,865	$ 94,349
Basic net earnings per common share			
Basic earnings before cumulative effect of change in accounting principle	$ 1.30	$ 1.36	$ 1.14
Cumulative effect of change in accounting principle, net of tax	—	—	—
Basic net earnings per common share	$ 1.29	$ 1.36	$ 1.14
Diluted net earnings per common share			
Diluted earnings before cumulative effect of change in accounting principle	$ 1.28	$ 1.33	$ 1.10
Cumulative effect of change in accounting principle, net of tax	—	—	—
Diluted net earnings per common share	$ 1.27	$ 1.33	$ 1.10
Basic weighted average shares outstanding	78,650	81,528	82,944
Diluted weighted average shares outstanding	80,010	83,600	85,409

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount						
alance, December 29, 2002	**108,503**	**$ 1,085**	**$ 188,122**	**$ (599)**	**$ 426,879**	**$ 16**	**$ (230,302)**	**$ 385,201**
omprehensive income:								
Net earnings	—	—	—	—	94,349	—	—	94,349
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	—	(16)	—	(16)
otal comprehensive income	—	—	—	—	94,349	(16)	—	94,333
Purchases of treasury stock	—	—	—	—	—	—	(49,757)	(49,757)
Dividends declared on common stock, $0.05 per share	—	—	—	—	(3,863)	—	—	(3,863)
Stock options exercised and related tax benefit	—	—	9,884	—	—	—	11,898	21,782
Shares issued under employee benefit plans	—	—	2,554	—	—	—	1,732	4,286
Restricted shares awarded under equity incentive plan, net of forfeitures	—	—	1,292	(1,789)	—	—	548	51
Amortization of unearned compensation relating to restricted shares	—	—	—	1,011	—	—	—	1,011
Net repayments of notes receivable from officers for stock sales	—	—	99	—	—	—	—	99
alance, December 28, 2003	**108,503**	**1,085**	**201,951**	**(1,377)**	**517,365**	—	**(265,881)**	**453,143**
Net earnings	—	—	—	—	110,865	—	—	110,865
Purchases of treasury stock	—	—	—	—	—	—	(99,723)	(99,723)
Dividends declared on common stock, $0.06 per share	—	—	—	—	(4,867)	—	—	(4,867)
Stock options exercised and related tax benefit	—	—	13,756	—	—	—	16,200	29,956
Shares issued under employee benefit plans	—	—	3,747	—	—	—	2,232	5,979
Restricted shares awarded under equity incentive plans, net of forfeitures	—	—	1,443	(1,969)	—	—	526	—
Amortization of unearned compensation relating to restricted shares	—	—	—	1,422	—	—	—	1,422
Dividends paid for fractional shares	—	—	—	—	(48)	—	—	(48)
Balance, December 26, 2004	**108,503**	**1,085**	**220,897**	**(1,924)**	**623,315**	—	**(346,646)**	**496,727**
Net earnings	—	—	—	—	101,802	—	—	101,802
Purchases of treasury stock	—	—	—	—	—	—	(196,066)	(196,066)
Dividends declared on common stock, $0.20 per share	—	—	—	—	(14,840)	—	—	(14,840)
Stock options exercised and related tax benefit	—	—	9,274	—	—	—	9,080	18,354
Shares issued under employee benefit plans	—	—	2,586	—	—	—	1,816	4,402
Restricted shares awarded under equity incentive plans, net of forfeitures	—	—	2,231	(2,921)	—	—	690	—
Amortization of unearned compensation relating to restricted shares	—	—	—	2,231	—	—	—	2,231
Balance, December 25, 2005	**108,503**	**$ 1,085**	**$ 234,988**	**$ (2,614)**	**$ 710,277**	**$ —**	**$ (531,126)**	**$ 412,610**

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 101,802	$ 110,865	$ 94,349
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of change in accounting principle, net of tax	225	—	—
Depreciation and amortization	54,580	46,051	41,082
Amortization of intangible assets	878	663	364
Amortization of unearned compensation	2,231	1,422	1,011
Other amortization	246	309	195
Inventory impairment	—	2,000	—
Deferred income tax provision	9,871	25,313	2,436
Impairment of long-lived assets	3,900	—	—
Gain on sale of investments	—	—	(24)
Loss on disposition of restaurants and equipment	2,067	1,955	699
Impairment of Chevys note receivable	—	—	8,803
Income tax benefit from exercise of stock options	5,370	10,459	7,606
Changes in assets and liabilities (exclusive of effects of acquisitions or dispositions):			
Receivables	1,371	(7,218)	(5,733)
Receivables related to captive insurance subsidiary	154	(2,116)	1,353
Inventories	15,753	(16,925)	(9,139)
Income taxes	(5,941)	8,378	(798)
Prepaid and other current assets	(2,583)	(665)	1,063
Accounts payable	18,757	5,197	10,233
Accrued expenses and other current liabilities	11,842	(3,542)	14,057
Loss reserve and unearned premiums related to captive insurance subsidiary	(1,202)	6,880	3,454
Other non-current liabilities	4,866	2,702	4,965
Other	(2,984)	(1,123)	(87)
NET CASH PROVIDED BY OPERATING ACTIVITIES	221,203	190,605	175,889
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(139,396)	(104,620)	(82,562)
Restricted assets related to captive insurance subsidiary	(1,943)	(6,623)	(10,763)
Acquisition of restaurants	(47,616)	(13,817)	(21,557)
Lease acquisition costs	—	(4,875)	—
Acquisition of other intangible asset	—	(2,809)	—
Proceeds from sale of restaurants and equipment	1,237	66	9,228
Maturities and sales of short-term investments	—	(253)	480
Other investing activities	—	(1,124)	—
NET CASH USED BY INVESTING ACTIVITIES	(187,718)	(134,055)	(105,174)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(196,066)	(99,723)	(49,757)
Dividends paid	(4,867)	(3,911)	(3,323)
Issuance of common stock upon exercise of stock options	12,984	19,497	14,176
Shares issued under employee benefit plans	4,402	5,979	4,286
Net debt proceeds (payments)	152,673	14,832	(33,399)
Deferred financing costs relating to issuance of long-term debt	(213)	(449)	—
NET CASH USED BY FINANCING ACTIVITIES	(31,087)	(63,775)	(68,017)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,398	(7,225)	2,698
CASH AND CASH EQUIVALENTS, beginning of period	10,642	17,867	15,169
CASH AND CASH EQUIVALENTS, end of period	$ 13,040	$ 10,642	$ 17,867

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

	Fiscal Year Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 45,402	$ 12,428	$ 45,557
Interest	$ 3,340	$ 1,056	$ 1,079

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

We issued restricted common stock, net of forfeitures, of $2,921,000 in 2005, $1,945,000 in 2004, and $1,842,000 in 2003.

In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our associates. The plan investments are included in other assets and the offsetting obligation is included in other non-current liabilities in our consolidated balance sheets. We had non-cash increases in these balances of $3,940,000, $3,881,000, and $3,448,000 in 2005, 2004 and 2003, respectively.

We made matching contributions in shares of our common stock to a profit sharing plan and trust established in accordance with Section 401(k) of the Internal Revenue Code of $1,308,000 in 2004 and $1,044,000 in 2003. In 2005, we began matching contributions in cash.

On March 24, 2003, we assumed a loan of approximately $1,400,000 in connection with the acquisition of 11 restaurants.

We had property and equipment purchases accrued in accounts payable of approximately $11,100,000 as of December 25, 2005.

See notes to consolidated financial statements.

1. Organization

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." As of December 25, 2005, there were 1,804 Applebee's restaurants. Franchisees operated 1,318 of these restaurants and 486 restaurants were company operated. These restaurants were located in 49 states and 14 countries outside of the United States.

On September 20, 2002, we formed Neighborhood Insurance, Inc., a regulated Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance (see Note 14).

2. Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. We have eliminated all intercompany profits, transactions and balances.

Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. The fiscal years ended December 25, 2005, December 26, 2004, and December 28, 2003 each contained 52 weeks. These fiscal years will be referred to hereafter as 2005, 2004 and 2003, respectively.

Cash and cash equivalents: We consider all money market investment instruments to be cash and cash equivalents. Periodically, we have outstanding checks that are written in excess of the cash balances at our bank which create a book overdraft and are recorded as a liability. As of December 25, 2005, we had checks written in excess of a bank balance of $13,430,000 which was included in accounts payable in the accompanying consolidated balance sheets. This balance was subsequently funded through our credit facility in 2006.

Financial instruments: Our financial instruments as of December 25, 2005 and December 26, 2004 consist of cash equivalents, short-term investments, accounts receivable, notes payable and long-term debt, excluding capitalized lease obligations. The carrying amount of cash equivalents and accounts receivable (including receivables related to the captive insurance subsidiary) approximates fair value because of the short maturity of those instruments. We based the carrying amount of short-term investments on quoted market prices. We based the fair value of our long-term debt, excluding capitalized lease obligations, on quotations made on similar issues. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets.

Investments: We have certificates of deposit that are included in short-term investments and auction rate securities that are included in restricted assets related to the captive insurance subsidiary in our consolidated balance sheets. We have classified all investments as available-for-sale. Due to the short time period between reset dates of the interest rates, there are no unrealized gains or losses associated with the auction rate securities. The contractual maturities of the auction rate securities range from 2030 to 2033.

Inventories: We state inventories at the lower of cost, using the first-in, first-out method, or market. When necessary, we record inventory reserves for obsolescence and shrinkage based upon inventory turnover trends, historical experience and the specific identification method.

Property and equipment: We report property and equipment at historical cost less accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, as defined in operating leases below, or the estimated useful life of the related asset. The general ranges of original depreciable lives are as follows:

- Buildings 20 years
- Leasehold improvements 15-20 years
- Furniture and equipment 2-7 years

We record capitalized interest in connection with the development of new restaurants and amortize it over the estimated useful life of the related asset. We capitalized $462,000 in interest costs during 2005, $189,000 during 2004 and $264,000 during 2003.

Software costs: Costs incurred in connection with the development of internal-use software are capitalized and amortized over the expected useful life of the asset.

Goodwill: Goodwill represents the excess of cost over fair market value of net assets we have acquired. Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment of goodwill. First, the fair value of the reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value. We define the reporting unit as all company restaurants.

Impairment of long-lived assets: We review our restaurant property and equipment for impairment quarterly on a restaurant-by-restaurant basis using historical cash flows as well as current estimates of future cash flows and/or appraisals.

We review other non-amortizing long-lived assets annually and when events or circumstances indicate that the carrying value of the asset may not be recoverable. The recoverability is assessed in most instances by comparing the carrying value to its undiscounted cash flows.

Gift cards: We record a liability in the period in which a gift card is issued and proceeds are received. As gift cards are redeemed, this liability is reduced and revenue is recognized. We recognize gift card slippage income when the likelihood of the redemption of the card becomes remote.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates, which are frequently made in consultation with certain third-party advisors, include, but are not limited to, estimates for legal actions and general liability, workers' compensation and health insurance, long-term incentives, and the collectibility of receivables.

We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

The estimated liability for general liability, workers' compensation and health insurance is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. We recognized expense of $27,557,000 in 2005, $25,116,000 in 2004 and $20,136,000 in 2003 related to these types of insurance in our consolidated financial statements. Unanticipated changes in these factors may require us to revise our estimates.

We have various long-term associate incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other new developments.

Estimates and assumptions used by management affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Franchise royalties and fees: We recognize royalties on a franchisee's sales in the period in which the sales are reported to have occurred. We also receive a franchise fee for each restaurant that a franchisee opens. The recognition of franchise fees is deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens. Franchise fees, included in franchise royalties and fees in the consolidated statements of earnings, totaled $3,358,000 for 2005, $3,096,000 for 2004 and $2,769,000 for 2003.

Other franchise income: Other franchise income includes insurance premiums from franchisee participation in our captive insurance program and revenue from information technology products and services provided to certain franchisees. Income from franchisee premiums and information technology services is recognized ratably over the related contract period. Income from information technology products is recognized when the products are installed at the restaurant.

Advertising costs: We recognize company-owned restaurant contributions to the national marketing pool in the period the contribution accrues. We expense most local advertising costs for company-owned restaurants as we incur them, but we expense the production costs of advertising the first time the advertising takes place. Advertising expense related to company-owned restaurants was $51,969,000 for 2005, $46,324,000 for 2004 and $41,597,000 for 2003.

Operating leases: We account for our restaurant and office space leases in accordance with SFAS No.13, "Accounting for Leases" and other authoritative guidance. We recognize rent expense for our operating leases, which have escalating rentals over the term of the lease, on a straight-line basis over the initial term and those option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. In addition, the lease term is deemed to commence on the date we become legally obligated for rent payments. In 2005, we capitalized the straight-line rent amounts during the construction period of leased properties. In 2006, we changed our policy to expense the straight-line rent during the construction period (see new accounting pronouncements below). Straight-line rent subsequent to the construction period and prior to the restaurant opening is recognized as expense. We use a consistent lease term when calculating depreciation of leasehold improvements, determining straight-line rent expense and determining classification of our leases as either operating or capital. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.

Certain of our lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives, premiums, rent holidays and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the property and begin to make improvements in preparation of its intended use.

For tenant improvement allowances, we record a deferred rent liability in either other current liabilities or other non-current liabilities on the consolidated balance sheet and amortize the deferred rent over the term of the lease as a reduction to direct and occupancy costs in the consolidated statements of earnings.

Pre-opening expense: We expense direct training and other costs, including rent expense subsequent to the construction period but prior to restaurant opening, related to opening new or relocated restaurants as they are incurred, which is typically in the month of opening.

Income taxes: We use the asset and liability method to determine deferred income taxes. Deferred tax assets and liabilities are computed based upon future tax consequences associated with differences between the financial statement carrying amount and the tax bases of assets and liabilities.

Stock-based compensation: We have adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Statement requires prominent disclosures in financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We account for stock-based compensation awards under the intrinsic method of Accounting Principles Board ("APB") Opinion No. 25. Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of our plans are granted with an exercise price equal to the fair market value on the date of the grant. The following table presents the effect on our net earnings and earnings per share had we adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except for per share amounts).

	2005	2004	2003
Net earnings, as reported	$ 101,802	$ 110,865	$ 94,349
Add: Stock-based compensation expense included in net earnings, net of related taxes	1,409	638	2,354
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	8,536	8,555	9,752
Pro forma net earnings	$ 94,675	$ 102,948	$ 86,951
Basic net earnings per common share, as reported	$ 1.29	$ 1.36	$ 1.14
Basic net earnings per common share, pro forma	$ 1.20	$ 1.26	$ 1.05
Diluted net earnings per common share, as reported	$ 1.27	$ 1.33	$ 1.10
Diluted net earnings per common share, pro forma	$ 1.18	$ 1.23	$ 1.02

The weighted average fair value at date of grant for options granted during 2005, 2004 and 2003 was $8.43, $9.84 and $7.11 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model to value our option grants. We calculated the following weighted average assumptions for grants in 2005, 2004 and 2003: dividend yield of 0.7%, 0.3% and 0.3%, respectively; expected volatility of 32.3%, 41.6% and 44.9%, respectively; risk-free interest rate of 3.9%, 2.7% and 2.8%, respectively; and expected lives of 5.1, 4.8 and 4.9 years, respectively.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in our net earnings. We will adopt the provisions of this Statement, as amended, using the modified prospective method in 2006. Compensation cost will be recognized for all awards that have been granted prior to 2006 but have yet to reach the end of their service period and all new awards granted beginning in 2006. The amount of expense to be recognized over the remaining service period as of December 25, 2005 is $28,120,000. As required by SFAS 123 (revised 2004), we will begin expensing employee stock-based compensation over the shorter of the vesting period or the period from the date of grant up until the date the employee becomes eligible for retirement.

Net earnings per share: We compute basic net earnings per common share by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net earnings per common share reflects the potential dilution that could occur if holders of options or other contracts to issue common stock exercised or converted their holdings into common stock. Outstanding stock options and equity-based compensation represent the only dilutive effects on weighted average shares. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding and the related net earnings per share. All amounts in the chart, except per share amounts, are expressed in thousands.

	2005	2004	2003
Net earnings	$ 101,802	$ 110,865	$ 94,349
Basic weighted average shares outstanding	78,650	81,528	82,944
Dilutive effect of stock options and equity-based compensation	1,360	2,072	2,465
Diluted weighted average shares outstanding	80,010	83,600	85,409
Basic net earnings per common share	$ 1.29	$ 1.36	$ 1.14
Diluted net earnings per common share	$ 1.27	$ 1.33	$ 1.10

We excluded stock options with exercise prices greater than the average market price of our common stock for the applicable periods from the computation of diluted weighted average shares outstanding as the effect would be anti-dilutive. We excluded approximately 2,796,000, 1,459,000 and 56,000 of these options from our diluted weighted average share computation for 2005, 2004 and 2003, respectively.

Cash flows: For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

New accounting pronouncements: In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs recognized for ground or building operating leases during the construction period be recognized as rental expense. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. We will prospectively change our policy from capitalization to expensing beginning in fiscal 2006. The adoption of this FSP will result in an expected increase of approximately $25,000 in preopening expenses recognized for every new restaurant opened but will not have a material effect on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," ("FIN 47"). FIN 47 clarifies the term "conditional" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations." This Interpretation refers to a legal obligation to perform an asset retirement activity even if the timing and/or settlement is conditional on a future event that may or may not be within the control of an entity. Accordingly, the entity must record a liability for the conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. We have entered into certain leases which may require us to return the property to the landlord in its original condition. We recorded an expense for these leases of $400,000 in our 2005 consolidated financial statements, including $50,000 in direct and occupancy costs related to 2005 and $350,000 ($225,000, net of income taxes) for years prior to 2005 as a cumulative effect of a change in accounting principle as required by FIN 47.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in our net earnings. We will adopt the provisions of this Statement, as amended, using the modified prospective method in 2006. Compensation cost will be recognized for all awards that have been granted prior to 2006 but have yet to reach the end of their service period and all new awards granted beginning in 2006. The amount of expense to be recognized over the remaining service period as of December 25, 2005 is $28,120,000. As required by SFAS 123 (revised 2004), we will begin expensing employee stock-based compensation over the shorter of the vesting period or the period from the date of grant up until the date the employee becomes eligible for retirement. We expect that the adoption of this Standard will decrease our 2006 diluted net earnings per common share by approximately $0.17.

3. Acquisitions

All of our acquisitions discussed below have been accounted for using the purchase method of accounting and, accordingly, our consolidated financial statements reflect the results of operations for each acquisition subsequent to the date of acquisition. The assets acquired and liabilities assumed are recorded at estimates of fair value as determined by management based upon information available. We finalize the allocation of purchase price to the fair value of assets acquired and liabilities assumed when we obtain information sufficient to complete the allocation, but in each case, no longer than one year after the acquisition date.

In March 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in 2002 and approximately $800,000 paid in the second quarter of 2003.

In April 2004, we completed our acquisition of the operations and assets of 10 Applebee's restaurants located in Southern California for approximately $13,800,000 in cash. The purchase price was allocated to the fair value of property and equipment of $2,500,000, goodwill of $10,800,000 and other net assets of approximately $500,000.

In May 2005, we completed the acquisition of 12 Applebee's restaurants in Missouri, Kansas and Arkansas, which included one restaurant under construction, for approximately $39,500,000 in cash. The purchase price was allocated to the fair value of property and equipment of $17,500,000, goodwill of $21,500,000, reacquired franchise rights of approximately $300,000 and other net assets of approximately $200,000.

The following table is comprised of actual company restaurant sales for the three restaurant acquisitions above which are included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of the preceding fiscal year for each acquisition (in thousands):

	2005	2004	2003
Actual company restaurant sales for acquired restaurants	$ 17,000	$ 17,600	$ 19,000
Pro forma company restaurant sales for acquired restaurants	$ 28,500	$ 52,600	$ 47,000

In April 2005, we finalized the acquisition of eight Applebee's restaurants in the Memphis market that were closed in 2004 by a former franchisee for approximately $8,800,000 payable in cash. In connection with this acquisition, we paid approximately $800,000 in 2004 and $8,000,000 in 2005. The purchase price of $8,800,000 was allocated to the fair value of property and equipment of approximately $8,200,000 and goodwill of approximately $600,000. As of December 25, 2005, we have remodeled and opened seven restaurants and the remaining restaurant was sold to a third party.

4. Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000 for 2003.

5. Impairment of Chevys Note Receivable

In 1999, we received a $6,000,000, 8% subordinated note in connection with the sale of the Rio Bravo concept to Chevys Holdings, Inc. ("Chevys") due in 2009. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During 2003, we fully impaired the principal and interest of approximately $8,800,000. A charge for the impairment of this note is included in our consolidated statements of earnings for 2003. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In December 2004, the U.S. Bankruptcy Court approved Chevys' reorganization plan.

6. Inventory Impairment

In 2004, we determined that we had excess inventories of riblets that no longer met our quality standards. Accordingly, we recorded an inventory impairment of $2,000,000 ($1,300,000, net of income taxes) in our consolidated statements of earnings for 2004. The portion of the riblet inventory impairment related to the company's historical usage of approximately $400,000 was recorded in food and beverage cost and the portion related to the franchisee's historical usage of approximately $1,600,000 was recorded in cost of other franchise income in the consolidated statements of earnings.

7. Impairment of Long-lived Assets

In 2005, we recorded an asset impairment charge of $3,900,000 ($2,500,000, net of income taxes) consisting of a $2,600,000 write-down of the carrying value of the property and equipment of three restaurants that were not performing as expected and one restaurant that was closed and relocated and a $1,300,000 write-down of one other long-lived asset. This impairment charge has been included in our consolidated statements of earnings for 2005. The asset impairment charge was calculated by comparing the carrying value of the assets to the estimated future cash flow projections. We have since closed one restaurant in January 2006 and continue to operate the remaining two restaurants, although we may close one or both of the remaining operating underperforming restaurants in the future.

8. Receivables

Receivables are comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Franchise royalty, advertising and trade receivables	$ 26,356	$ 28,924
Credit card receivables	8,853	6,509
Franchise fee receivables	742	252
Other	2,246	3,884
	38,197	39,569
Less allowance for bad debts	340	417
	$ 37,857	$ 39,152

The bad debt provision was $99,000 for 2003. We did not have a provision for bad debts for 2005 or 2004. We had write-offs against the allowance for bad debts of $77,000 during 2005, $627,000 during 2004 and $71,000 during 2003.

9. Prepaid and Other Current Assets

Prepaid and other current assets are comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Deferred income taxes	$ 6,338	$ 7,482
Other	7,180	4,597
	$ 13,518	$ 12,079

10. Goodwill and Other Intangible Assets

In 2005 and 2004, we completed the annual goodwill impairment test required under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." We determined that no impairment existed and as a result, no impairment losses were recorded in 2005 or 2004.

The changes in goodwill are summarized below (in thousands):

	December 25, 2005	December 26, 2004
Carrying amount, beginning of the year	$ 116,344	$ 105,326
Goodwill acquired	22,099	11,018
Carrying amount, end of the year	$ 138,443	$ 116,344

Amortizable other intangible assets consist of franchise interest and rights, lease acquisition costs and a noncompete agreement.

Franchise interest and rights represent the allocation of the purchase price of our 1988 acquisition of the Applebee's concept to the restaurants we acquired and the franchise agreements that we assumed based on an independent valuation. We amortize the allocated costs over the estimated life of the restaurants or the franchise agreements on a straight-line basis ranging from 7 to 20 years.

Franchise interest and rights are being amortized over the next one to three years, lease acquisition costs are being amortized over the next 7 to 19 years and the noncompete agreement is being amortized over the next three years.

We expect annual amortization expense for amortizable other intangible assets for the next five fiscal years to range from approximately $400,000 to $800,000.

Intangible assets subject to amortization pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," are summarized below (in thousands):

	December 25, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:			
Franchise interest and rights	$ 6,371	$ 5,896	$ 475
Lease acquisition costs	4,939	743	4,196
Noncompete agreement	350	109	241
Total	$ 11,660	$ 6,748	$ 4,912

	December 26, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:			
Franchise interest and rights	$ 6,371	$ 5,565	$ 806
Lease acquisition costs	4,875	294	4,581
Noncompete agreement	350	22	328
Total	$ 11,596	$ 5,881	$ 5,715

In connection with our acquisition of 12 Applebee's restaurants from a franchisee in May 2005, we recorded approximately $300,000 of reacquired franchise rights. The amount allocated to reacquired franchise rights is based upon the franchise fees received from this franchisee. This intangible asset has an indefinite life and accordingly, will not be amortized but tested for impairment at least annually.

In 2004, we acquired the exclusive right to operate Applebee's restaurants in the Memphis, Tennessee market from a former franchisee group for approximately $2,800,000. This intangible asset has an indefinite life and accordingly, will not be amortized but tested for impairment at least annually. In connection with this acquisition, we entered into an expanded 4-year noncompete agreement with the former franchise principals which is being amortized over the life of the agreement.

In 2004, we acquired six restaurant leases which were formerly Ground Round restaurants for approximately $4,900,000 in cash.

11. Other Assets

Other assets are comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Nonqualified deferred compensation plan investments (Note 20)	$ 14,493	$ 9,754
Liquor licenses	6,541	5,891
Minority investment in unaffiliated company, at cost	2,250	2,250
Notes receivable, net	1,478	1,024
Deferred financing costs, net	664	577
Other	6,473	5,476
	$ 31,899	$ 24,972

12. Property and Equipment

Property and equipment, net, is comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Land	$ 97,476	$ 83,399
Buildings and leasehold improvements	482,074	398,323
Furniture and equipment	263,526	217,451
Construction in progress	25,755	24,601
	868,831	723,774
Less accumulated depreciation and capitalized lease amortization	278,238	237,226
	$ 590,593	$ 486,548

We have recorded capitalized leases of $4,055,000 at December 25, 2005 and December 26, 2004 which are included in buildings and leasehold improvements. We had accumulated amortization of such property of $2,025,000 at December 25, 2005 and $1,847,000 at December 26, 2004. These capitalized leases relate to the buildings on certain restaurant properties. The land portion of the restaurant property leases is accounted for as an operating lease.

We had depreciation and capitalized lease amortization expense relating to property and equipment of $54,580,000 for 2005, $46,051,000 for 2004, and $41,082,000 for 2003. Of these amounts, capitalized lease amortization was $240,000 during 2005 and $239,000 for each of 2004 and 2003.

We lease certain of our restaurants. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in some cases, contingent rent (calculated as a percentage of sales) in excess of minimum rent. Total rental expense for all operating leases is comprised of the following (in thousands):

	2005	2004	2003
Minimum rent	$ 23,929	$ 20,416	$ 17,274
Contingent rent	1,389	1,254	1,297
	$ 25,318	$ 21,670	$ 18,571

The present value of capitalized lease payments and the future minimum lease payments under noncancelable operating leases over the lease term as defined in Note 2 (including leases executed for sites to be developed in 2006) as of December 25, 2005 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2006	$ 794	$ 26,684
2007	822	26,911
2008	851	26,957
2009	880	26,746
2010	911	26,287
Thereafter	4,073	244,022
Total minimum lease payments	8,331	$ 377,607
Less amounts representing interest	4,277	
Present value of minimum lease payments	$ 4,054	

13. Notes Payable and Long-Term Debt

Our debt, which includes both notes payable and long-term debt, including capitalized lease obligations, is comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Notes payable; interest at federal funds rate plus 0.625% at December 25, 2005	$ 7,900	$ —
Unsecured revolving credit facility; interest at LIBOR plus 0.625% or prime rate at December 25, 2005, and LIBOR plus 0.5% or prime rate at December 26, 2004; due December 2009	175,000	30,000
Capitalized lease obligations (Note 12)	4,054	4,148
Other	1,413	1,546
Total notes payable and long-term debt	188,367	35,694
Less notes payable and current portion of long-term debt	8,159	222
Long-term debt – less current portion	$ 180,208	$ 35,472

In December 2004, we completed the refinancing of our $150,000,000 unsecured revolving credit facility. The new bank credit agreement provided for a $150,000,000 five-year unsecured revolving credit facility, of which $40,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined. There is no limit on cash dividends provided that the declaration and payment of such dividend does not cause a default of any other covenant contained in the agreement. The facility is subject to other standard terms, conditions, covenants, and fees.

In September 2005, we entered into an amendment to our credit facility which increased the revolving credit commitment available from $150,000,000 to $200,000,000. In October 2005, we entered into a second amendment to our credit facility which increased the revolving credit commitment available from $200,000,000 to $250,000,000 and provided for an additional $75,000,000 of revolving credit upon satisfaction of the conditions set forth in the credit facility.

As of December 25, 2005, we are in compliance with the covenants contained in our credit agreement. As of December 25, 2005, we had borrowings of $182,900,000, which includes $7,900,000 in an overnight notes payable, letters of credit of $9,400,000 outstanding and approximately $57,700,000 available under our revolving credit facility.

Maturities of notes payable and long-term debt, including capitalized lease obligations, ending during the years indicated, are as follows (in thousands):

2006	$ 8,159
2007	265
2008	292
2009	175,368
2010	459
Thereafter	3,824
	$ 188,367

14. Captive Insurance Subsidiary

In 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned captive insurance subsidiary to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of settlement costs for incurred and anticipated claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. We do not expect franchisee participation in the captive insurance company to have a material impact on our net earnings. In 2005, we reduced the types of insurance coverage plans offered which resulted in fewer franchisee participants in our captive insurance program. In the fourth quarter of 2005, we decided to discontinue writing any new coverage. We will still operate the captive insurance subsidiary to resolve any claims that were incurred under this program from 2002 through 2005. Our consolidated balance sheets include the following balances related to the captive insurance subsidiary:

- Franchise premium receivables of approximately $1,700,000 and $1,900,000 as of December 25, 2005 and December 26, 2004, respectively, included in receivables related to captive insurance subsidiary.
- Cash equivalent and other long-term investments restricted for the payment of claims of approximately $18,600,000 and $16,700,000 as of December 25, 2005 and December 26, 2004, respectively, included in restricted assets related to captive insurance subsidiary.
- Loss reserve and unearned premiums related to captive insurance subsidiary of approximately $20,700,000 and $19,600,000 as of December 25, 2005 and December 26, 2004, respectively. Approximately $10,500,000 and $7,500,000 as of December 25, 2005 and December 26, 2004, respectively, is included in other non-current liabilities.
- Other miscellaneous items, net, of approximately $400,000 and $1,000,000 as of December 25, 2005 and December 26, 2004, respectively, included in several line items in the consolidated balance sheets.

Our activity in the loss and loss adjustment reserve, which includes Applebee's International, Inc. and participating franchisees, is summarized in the table below (in thousands):

	December 25, 2005	December 26, 2004
Total balance, beginning of the year	$ 18,801	$ 11,007
Incurred related to:		
Current year	7,141	8,660
Prior year	2,406	6,687
Total	9,547	15,347
Paid related to:		
Current year	1,546	2,296
Prior year	6,324	5,257
Total paid	7,870	7,553
Total balance, end of the year	20,478	18,801
Less current portion	9,976	11,378
Long-term portion (Note 16)	$ 10,502	$ 7,423

Loss reserve estimates are established based upon third-party actuarial estimates of ultimate settlement costs for incurred claims (which includes claims incurred but not reported) using data currently available. The reserve estimates are regularly analyzed and adjusted when necessary. Unanticipated changes in the data used to determine the reserve may require us to revise our estimates.

Deferred policy acquisition costs include premium taxes, fronting fees and net commissions and are deferred and amortized over our fiscal year and, accordingly, we did not have any deferred policy acquisition costs as of December 25, 2005 or December 26, 2004. We had acquisition expenses payable of $259,000 as of December 25, 2005 and $759,000 as of December 26, 2004 that were included in the current portion of loss reserve and unearned premiums related to captive insurance subsidiary in the consolidated balance sheets.

15. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Compensation and related taxes	$ 35,488	$ 34,061
Gift cards	39,162	30,295
Sales and use taxes	6,798	5,942
Insurance	5,327	5,210
Rent	1,571	2,007
Other	12,649	11,549
	$ 100,995	$ 89,064

16. Other Non-Current Liabilities

Other non-current liabilities are comprised of the following (in thousands):

	December 25, 2005	December 26, 2004
Rent	$ 18,655	$ 15,642
Nonqualified deferred compensation plan liabilities (Note 20)	14,493	9,754
Loss and loss adjustment reserve related to captive insurance subsidiary	10,502	7,423
Compensation	3,033	5,013
Other	3,691	3,707
	$ 50,374	$ 41,539

17. Income Taxes

We, along with our subsidiaries, file a consolidated federal income tax return. The income tax provision consists of the following (in thousands):

	2005	2004	2003
Current provision:			
Federal	$ 40,198	$ 30,171	$ 45,526
State and local	4,633	2,146	5,106
Deferred provision:			
Federal	9,248	23,625	2,276
State and local	623	1,688	160
Income taxes before cumulative effect of change in accounting principle	54,702	57,630	53,068
Income taxes related to the cumulative effect of change in accounting principle	(125)	—	—
Total income taxes	$ 54,577	$ 57,630	$ 53,068

The deferred income tax provision is comprised of the following (in thousands):

	2005	2004	2003
Depreciation and amortization	$ 11,627	$ 24,278	$ 5,595
Other	(1,756)	1,035	(3,159)
Net change in deferred income taxes	$ 9,871	$ 25,313	$ 2,436

A reconciliation between the income tax provision and the expected tax determined by applying the statutory federal income tax rates to earnings before income taxes follows (in thousands):

	2005	2004	2003
Federal income tax at statutory rates	$ 54,851	$ 58,973	$ 51,597
Increase (decrease) to income tax expense:			
State and local income taxes, net of federal benefit	3,764	3,083	3,479
Employment related tax credits, net	(4,502)	(3,894)	(3,216)
Other	589	(532)	1,208
Income taxes before cumulative effect of change in accounting principle	54,702	57,630	53,068
Income taxes related to the cumulative effect of change in accounting principle	(125)	—	—
Total income taxes	$ 54,577	$ 57,630	$ 53,068

The net current deferred income tax asset amounts are included in prepaid and other current assets and the net non-current deferred income tax liability amounts are included in other non-current liabilities in the accompanying consolidated balance sheets. The significant components of deferred income tax assets and liabilities and the related balance sheet classifications are as follows (in thousands):

	December 25, 2005	December 26, 2004
Classified as current:		
Accrued expenses	$ 3,879	$ 3,694
Allowance for bad debts	128	156
Other, net	2,331	3,632
Net deferred income tax asset	$ 6,338	$ 7,482
Classified as non-current:		
Depreciation and amortization	$ (47,067)	$ (35,481)
Franchise deposits	446	565
Other, net	8,899	5,921
Net deferred income tax liability	$ (37,722)	$ (28,995)

In 2004, we implemented new tax planning strategies that accelerated depreciation on restaurant assets which resulted in an increase in our deferred income tax liability.

18. Commitments and Contingencies

Litigation, claims and disputes: We are involved in various legal actions which include, without limitation, employment law, wage and hour, dram shop claims, personal injury claims and other such restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

We believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Lease guarantees and contingencies: In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 25, 2005, we have outstanding lease guarantees of approximately $17,200,000. These leases expire at various times with the final lease agreement expiring in 2018. In addition, we or our subsidiaries are contingently liable for various leases that we have assigned in connection with the sale of restaurants to franchisees and other parties, in the potential amount of $14,100,000. We have not recorded a liability related to these contingent lease liabilities as of December 25, 2005 or December 26, 2004.

Franchisee guarantees: In 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we provided a limited guarantee pool for the loans advanced during the three-year period ending December 2006. In the fourth quarter of 2005, this program was terminated and we were released from the guarantees that we had previously provided under this program.

In 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of 10% of certain loans advanced under this program. We will be released from our guarantee if certain operating results are met after the restaurant has been open for at least two years. As of December 25, 2005, there were loans outstanding to six franchisees for approximately $50,400,000 under this program. The fair value of our guarantees under this financing program is approximately $100,000 and is recorded in non-current liabilities in our consolidated balance sheet as of December 25, 2005.

Severance agreements: We have severance and employment agreements with certain officers providing for severance payments to be made in the event the associate resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 25, 2005, we would have been required to make payments totaling approximately $13,300,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,200,000 if such officers had been terminated as of December 25, 2005.

19. Stockholders' Equity

In October 2004, our Board of Directors authorized repurchases of our common stock of up to $150,000,000 beginning in 2005. In October 2005, our Board of Directors approved an additional $175,000,000 to repurchase our common stock, subject to market conditions. During 2005, we repurchased 8,288,093 shares of our common stock at an average price of $23.66 for an aggregate cost of approximately $196,100,000. As of December 25, 2005, we had completed the 2004 stock repurchase authorization and had approximately $129,000,000 remaining under the 2005 repurchase authorization.

A reconciliation of our treasury shares for the past three fiscal years is provided below (shares in thousands):

	Treasury Shares
Balance as of December 29, 2002	25,423
Purchases of treasury stock	2,519
Stock options exercised	(1,847)
Shares issued under employee benefit plans	(276)
Restricted shares awarded under equity incentive plans	(103)
Balance as of December 28, 2003	25,716
Purchases of treasury stock	3,994
Stock options exercised	(1,982)
Shares issued under employee benefit plans	(275)
Restricted shares awarded under equity incentive plans	(78)
Balance as of December 26, 2004	27,375
Purchases of treasury stock	8,288
Stock options exercised	(1,045)
Shares issued under employee benefit plans	(209)
Restricted shares awarded under equity incentive plans	(104)
Balance as of December 25, 2005	34,305

20. Employee Benefit Plans

Employee stock option plans: At the 1995 Annual Meeting of Stockholders, the 1995 Equity Incentive Plan (the "1995 Plan") was approved. The 1995 Plan was re-approved at the 2005 Annual Meeting of Stockholders. The 1995 Plan allows the committee to grant stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The 1995 Plan authorizes the committee to issue up to 19,900,000 shares. Options granted under the 1995 Plan during 1995 have a term of five to ten years and are generally exercisable three years from date of grant. Options granted under the 1995 Plan during 1996 through 1998 have a term of ten years and are generally 50% exercisable three years from date of grant, 25% exercisable four years from date of grant, and 25% exercisable five years from date of grant. Options granted under the 1995 Plan during 1999 through 2004 have a term of ten years and are generally exercisable at either one, two, three or five years from the date of grant. Options granted under the 1995 Plan during 2005 have a term of seven years and are generally exercisable between two and five years from the date of grant. Subject to the terms of the 1995 Plan, the committee has the sole discretion to determine the associates to whom it grants Awards, the size and types of the Awards and the terms and conditions of the Awards.

During 1999, our Board of Directors approved the 1999 Employee Incentive Plan (the "1999 Plan") which allows the committee to grant nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares to eligible participants. The 1999 Plan authorizes the committee to issue up to 2,473,875 shares. Options granted under the 1999 Plan have a term of ten years and are generally exercisable one, two or three years from the date of grant. In 2003, we ceased granting options under this plan. Under both plans, the option price for both qualified and nonqualified options cannot be less than the fair market value of our common stock on the date the committee grants the options.

Both plans permit the committee to grant performance shares. Performance shares represent rights to receive our common stock, cash or any combination thereof, based upon certain performance criteria. In 2002, the committee approved performance share plans with a three-year performance period. We recorded compensation expense of $2,667,000 in 2003 related to these grants. In 2004, we reversed $447,000 of compensation expense previously recognized due to the 2004 performance versus our three-year performance criteria. We recorded compensation expense of $65,000 in 2005 related to these grants. These amounts were based on the market price of our common stock at the end of each fiscal year. Performance shares are no longer used by the committee.

We account for both plans in accordance with APB Opinion No. 25 which requires us to recognize compensation cost based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, we have recognized no compensation cost for stock option awards, except for performance shares as described above.

Transactions relative to both plans are as follows:

	1999 Plan		1995 Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at December 29, 2002	2,144,978	$ 11.93	5,587,272	$ 10.41
Granted	134,250	$ 16.25	1,446,765	$ 17.36
Exercised	(306,151)	$ 8.51	(1,507,872)	$ 8.11
Canceled	(197,980)	$ 12.69	(39,117)	$ 15.33
Options outstanding at December 28, 2003	1,775,097	$ 12.77	5,487,048	$ 12.84
Granted	—	—	1,596,944	$ 25.82
Exercised	(572,048)	$ 10.46	(1,445,331)	$ 10.09
Canceled	(73,439)	$ 14.81	(570,853)	$ 14.91
Options outstanding at December 26, 2004	1,129,610	$ 13.80	5,067,808	$ 17.48
Granted	—		3,277,725	$ 25.69
Exercised	(418,813)	$ 13.67	(638,163)	$ 11.89
Canceled	(46,141)	$ 16.02	(341,437)	$ 23.80
Options outstanding at December 25, 2005	664,656	$ 13.73	7,365,933	$ 21.33
Options available for grant at December 25, 2005	363,238		3,552,836	

The number of options exercisable for each plan are summarized below:

	1999 Plan		1995 Plan	
	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
December 28, 2003	146,829	$ 8.56	1,590,897	$ 9.36
December 26, 2004	403,863	$ 10.95	1,572,468	$ 10.70
December 25, 2005	556,656	$ 13.24	1,919,347	$ 13.33

The following table summarizes information relating to fixed-priced stock options outstanding for both plans at December 25, 2005:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1995 Plan:							
$ 6.18	to	$ 6.19	13,197	2.5 years	$ 6.19	13,197	$ 6.19
$ 7.42	to	$ 7.45	81,515	2.0 years	$ 7.43	81,515	$ 7.43
$ 8.20	to	$ 8.97	435,605	2.7 years	$ 8.46	435,605	$ 8.46
$ 9.81	to	$ 9.94	249,187	5.1 years	$ 9.83	249,187	$ 9.83
$ 13.46	to	$ 14.72	764,914	5.9 years	$ 14.54	764,914	$ 14.54
$ 15.60	to	$ 16.35	960,065	7.0 years	$ 16.25	201,644	$ 16.23
$ 16.97	to	$ 21.94	592,759	6.8 years	$ 20.99	11,625	$ 18.44
$ 22.79	to	$ 28.40	3,996,264	7.1 years	$ 25.83	161,660	$ 25.69
$ 28.91	to	$ 28.91	272,427	6.2 years	$ 28.91	—	—
$ 6.18	to	$ 28.91	7,365,933	6.5 years	$ 21.33	1,919,347	$ 13.33
1999 Plan:							
$ 7.24	to	$ 8.45	46,011	4.0 years	$ 8.12	46,011	$ 8.12
$ 9.81	to	$ 10.65	145,225	5.2 years	$ 9.86	145,225	$ 9.86
$ 12.82	to	$ 17.60	473,420	6.4 years	$ 15.46	365,420	$ 15.22
$ 7.24	to	$ 17.60	664,656	6.0 years	$ 13.73	556,656	$ 13.24

1989 Plan: During 1989, our Board of Directors approved the 1989 Employee Stock Option Plan (the "1989 Plan"). The 1989 Plan was terminated and replaced with the 1995 Plan at the 1995 Annual Meeting of Stockholders. We had exercises of 6,262 and 78,900 in 2004 and 2003, respectively, related to the 1989 Plan. There are no options outstanding as of December 25, 2005 under the 1989 Plan.

Restricted stock awards: During 2005, 2004, and 2003, the committee granted restricted stock awards to certain officers and key associates. These awards vest over a one to three-year period. We recorded unearned compensation for the market value of the stock at the date of grant, and we have presented this as a reduction to stockholders' equity in the accompanying consolidated balance sheets. We are amortizing unearned compensation ratably to expense over the vesting period. Accordingly, we recognized compensation expense of $2,231,000, $1,422,000 and $1,011,000 in 2005, 2004, and 2003, respectively.

Nonqualified deferred compensation plan: In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our associates. Each participant's account is comprised of their contribution, our matching contribution and each participant's share of earnings or losses in the plan. In accordance with Emerging Issues Task Force No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in our consolidated financial statements. As of December 25, 2005 and December 26, 2004, our consolidated balance sheets include the investments in other assets and the offsetting obligation is included in other non-current liabilities. The deferred compensation plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments recorded in other income and the offsetting compensation expense recorded in general and administrative expenses.

Employee retirement plans: During 1992, we established a profit sharing plan and trust in accordance with Section 401(k) of the Internal Revenue Code. We make matching contributions of 50% of associate contributions not to exceed 4.0% of an associate's compensation in any year. Through 2004, we made our contributions in shares of our common stock. Beginning in 2005, we make our contributions in cash. Our contributions vest at the rate of 20% after the associate's second year of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. Contributions under these plans were $2,509,000 in 2005, $2,158,000 in 2004 and $1,755,000 in 2003.

Employee stock purchase plan: During 1996, we established an employee stock purchase plan in accordance with Section 423 of the Internal Revenue Code. The plan was approved at the 1997 Annual Meeting of Stockholders. The plan allows associates to purchase shares of our common stock at a 15% discount through payroll deductions. The Board has authorized 1,350,000 common shares under the plan. Associates purchased 208,780 shares under this plan during 2005, 196,220 shares during 2004 and 196,576 shares during 2003.

21. Related Party Transactions

As of December 28, 2003, we had a loan outstanding with an interest rate of 5% to an officer for moving related assistance in the amount of $310,000. The remaining principal of $210,000, as well as accrued interest, was paid in September 2004.

22. Subsequent Event

We completed the acquisition of four franchise restaurants in the Houston area in January 2006 for approximately $8,200,000 in cash.

23. Quarterly Results of Operations (Unaudited)

The following presents the unaudited consolidated quarterly results of operations for 2005 and 2004. All amounts, except per share amounts, are expressed in thousands.

	2005			
	Fiscal Quarter Ended			
	March 27, 2005	June 26, 2005	September 25, 2005	December 25, 2005
Revenues:				
Company restaurant sales	$ 270,458	$ 272,703	$ 272,673	$ 266,807
Franchise royalties and fees	33,008	32,493	31,589	31,723
Other franchise income	1,065	1,424	1,064	1,643
Total operating revenues	304,531	306,620	305,326	300,173
Cost of company restaurant sales:				
Food and beverage	71,635	72,565	71,555	70,767
Labor	88,724	90,115	90,231	89,493
Direct and occupancy	66,367	71,038	74,706	75,545
Pre-opening expense	1,167	1,268	1,089	1,243
Total cost of company restaurant sales	227,893	234,986	237,581	237,048
Cost of other franchise income	819	1,229	790	2,054
General and administrative expenses	26,946	27,980	26,329	28,513
Amortization of intangible assets	228	226	204	220
Impairment of long-lived assets	—	—	3,900	—
Loss on disposition of restaurants and equipment	297	564	480	726
Operating earnings	48,348	41,635	36,042	31,612
Other income (expense):				
Investment income	(41)	449	568	719
Interest expense	(337)	(634)	(1,232)	(2,162)
Other income	435	584	593	150
Total other income (expense)	57	399	(71)	(1,293)
Earnings before income taxes and cumulative effect of change in accounting principle	48,405	42,034	35,971	30,319
Income taxes	16,748	14,544	13,836	9,574[(1)]
Earnings before cumulative effect of change in accounting principle	31,657	27,490	22,135	20,745
Cumulative effect of change in accounting principle, net of tax	—	—	—	(225)
Net earnings	$ 31,657	$ 27,490	$ 22,135	$ 20,520
Basic net earnings per common share:				
Basic earnings before cumulative effect of change in accounting principle	$ 0.39	$ 0.34	$ 0.28	$ 0.27
Cumulative effect of change in accounting principle, net of tax	—	—	—	—
Basic net earnings per common share	$ 0.39	$ 0.34	$ 0.28	$ 0.27
Diluted net earnings per common share:				
Diluted earnings before cumulative effect of change in accounting principle	$ 0.38	$ 0.34	$ 0.28	$ 0.27
Cumulative effect of change in accounting principle, net of tax	—	—	—	—
Diluted net earnings per common share	$ 0.38	$ 0.34	$ 0.28	$ 0.27
Basic weighted average shares outstanding	80,705	79,897	78,485	75,525
Diluted weighted average shares outstanding	82,375	81,360	79,691	76,542

(1) Fourth quarter 2005 net earnings reflect a decrease in income tax expense of $1.1 million due to the resolution of a state income tax matter.

	2004			
	Fiscal Quarter Ended			
	March 28, 2004	June 27, 2004	September 26, 2004	December 26, 2004
Revenues:				
Company restaurant sales	$ 243,560	$ 247,769	$ 247,173	$ 238,296
Franchise royalties and fees	30,715	30,722	30,048	29,736
Other franchise income	3,115	3,399	3,913	3,188
Total operating revenues	277,390	281,890	281,134	271,220
Cost of company restaurant sales:				
Food and beverage	63,515	66,647	65,115	63,857
Labor	79,655	80,683	79,195	78,126
Direct and occupancy	59,342	60,513	61,914	62,938
Pre-opening expense	567	425	1,020	1,013
Total cost of company restaurant sales	203,079	208,268	207,244	205,934
Cost of other franchise income	2,937	5,035	3,521	2,908
General and administrative expenses	25,422	24,960	26,752	27,676
Amortization of intangible assets	86	158	199	220
Loss on disposition of restaurants and equipment	495	584	441	435
Operating earnings	45,371	42,885	42,977	34,047
Other income (expense):				
Investment income	223	18	325	718
Interest expense	(344)	(416)	(379)	(487)
Other income	461	562	754	1,780
Total other income	340	164	700	2,011
Earnings before income taxes	45,711	43,049	43,677	36,058
Income taxes	15,975	14,919	15,080	11,656
Net earnings	$ 29,736	$ 28,130	$ 28,597	$ 24,402
Basic net earnings per common share	$ 0.36	$ 0.34	$ 0.35	$ 0.30
Diluted net earnings per common share	$ 0.35	$ 0.33	$ 0.34	$ 0.30
Basic weighted average shares outstanding	81,986	81,781	81,511	80,835
Diluted weighted average shares outstanding	84,628	84,098	83,503	82,518

APPLEBEE'S INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
3.2	Restated and Amended By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 2004).
4.1	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications of Series A Participating Cumulative Preferred Stock of Applebee's International, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.1	Form of Applebee's Development Agreement.
10.2	Form of Applebee's Franchise Agreement.
10.3	Schedule of Applebee's Development and Franchise Agreements as of December 25, 2005.
10.4	Revolving Credit Agreement dated as of December 3, 2004, Amendment No. 1 dated September 14, 2005 and Amendment No. 2 dated October 26, 2005(incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 7, 2004, Form 8-K filed on September 15, 2005 and Form 8-K filed on October 27, 2005).
	Management Contracts and Compensatory Plans or Arrangements
10.5	Amended and Restated 1995 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.6	Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005.
10.7	1999 Management and Executive Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).
10.8	Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002).
10.9	1999 Employee Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).

Exhibit Number	Description of Exhibit
10.10	2001 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.11	Employment Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.12	Severance and Noncompetition Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.13	Employment Agreement dated as of January 9, 2006 by and between the Company and Steven K. Lumpkin (incorporated by reference to the Registrant's Form 8-K filed on January 9, 2006).
10.14	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1998) and schedule of parties thereto.
10.15	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001) and schedule of parties thereto.
10.16	Current Form of Change in Control and Noncompete Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004) and schedule of parties thereto.
10.17	Form of Officer Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 15, 2004).
10.18	Form of Officer Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on December 15, 2004).
10.19	Form of Officer Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed on December 15, 2004).
10.20	Form of Officer Restricted Stock Award Agreement for shares subject to the Company's stock ownership guidelines (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K filed on December 15, 2004).
10.21	Form of Nonqualified Stock Option Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.5 of the Registrant's Form 8-K filed on December 15, 2004).
10.22	Form of Restricted Stock Award for Nonemployee Directors (incorporated by reference to Exhibit 10.6 of the Registrant's Form 8-K filed on December 15, 2004).
10.23	Executive Nonqualified Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004).

Exhibit Number	Description of Exhibit
10.24	Form of Indemnification Agreement with all Officers and Directors (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004) and schedule of parties thereto.
10.25	Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004 and Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.27	Executive Health Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004).
10.28	Senior Executive Officer Employment Arrangements.
10.29	Director Compensation Policy.
10.30	Stock Ownership Guidelines (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on January 7, 2005).
10.31	FlexPerx Program (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on January 7, 2005).
10.32	Form of Stock Appreciation Rights Agreement (incorporated by reference to Form 8-K filed on February 22, 2006).
10.33	CEO Use of the Company Airplane Policy (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.34	Personal Use of Corporate Aircraft for Senior Team (incorporated by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.35	Asset Purchase Agreement with The Ozark Apples, Inc. dated April 8, 2005 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.36	Memorandum of Understanding, dated October 5, 2002 and Amendment 1 dated July 1, 2005, with Louis A. Kaucic (incorporated by reference to the Exhibit 10.14 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 and Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2005).
10.37	Employment Agreement dated as of January 9, 2006 by and between the Company and David L. Goebel (incorporated by reference to the Registrant's Form 8-K filed on January 9, 2006).
10.38	Employment Agreement dated as of January 9, 2006 by and between the Company and Steven K. Lumpkin (incorporated by reference to the Registrant's Form 8-K filed on January 9, 2006).

Exhibit Number	Description of Exhibit
21	Subsidiaries of Applebee's International, Inc.
23.1	Consent of Deloitte & Touche LLP.
24	Power of Attorney (see page 45 of the Form 10-K).
31.1	Certification of Principal Executive Officer Pursuant to SEC Rule 13a-14(a).
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a).
32	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Corporate Information

Corporate Headquarters
4551 West 107th Street
Overland Park, Kansas 66207
(913) 967-4000
Fax: (913) 341-1694

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to: Investor Relations Department at Applebee's corporate headquarters, as listed above, (913) 967-4000, Fax: (913) 341-4970. Information may also be obtained by visiting our website at www.applebees.com.

Registrar and Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Phone: (800) 468-9716

Annual Meeting
Shareholders are cordially invited to attend the 2006 Annual Meeting of Stockholders which will be held at 10:00 a.m., CDT, on May 11, 2006, at the Sheraton Overland Park Hotel, 6100 College Boulevard, Overland Park, Kansas 66211.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Dividends
The 2005 annual dividend was $0.20 per share, paid in January 2006.

Shareholders
There were approximately 28,200 beneficial shareholders including 1,341 shareholders of record as of December 25, 2005.

Trademarks
The following are registered trademarks of Applebee's International, Inc.: Applebee's, Applebee's Neighborhood Grill & Bar and America's Favorite Neighbor.

Weight Watchers and POINTS are the registered trademarks of Weight Watchers International, Inc.

Forward-Looking Statements
Certain statements contained in this annual report are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described, including but not limited to the ability of the company and its franchisees to open and operate additional restaurants profitably, the continued growth of its franchisees and its ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry and its ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For additional discussion of the principal factors that could cause actual results to be materially different, the reader is referred to the company's annual report on Form 10-K for the fiscal year ended December 25, 2005 filed with the Securities and Exchange Commission. The company disclaims any obligation to update these forward-looking statements.

Corporate Profile

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and 14 international countries under the Applebee's Neighborhood Grill & Bar brand.

Each Applebee's Neighborhood Grill & Bar is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high-quality food and beverage items, table service and a comfortable atmosphere that appeals to all ages.

Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. At December 25, 2005, there were 1,804 Applebee's Neighborhood Grill & Bar restaurants, of which 1,318 were operated by franchisees and 486 were operated by the company.

Common Stock Information

Our common stock trades on The Nasdaq Stock Market,® under the symbol APPB. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2005		2004	
	High	Low	High	Low
First Quarter	$29.19	$24.69	$28.04	$23.80
Second Quarter	$28.65	$24.25	$28.55	$23.30
Third Quarter	$26.79	$19.95	$26.72	$22.50
Fourth Quarter	$23.98	$19.73	$26.68	$22.26

All amounts have been adjusted to reflect a three-for-two stock split effected as a 50 percent stock dividend, paid on June 15, 2004.

Design: Falk Harrison Creative, St. Louis, Missouri www.falkharrison.com

think *Applebee's*

In today's casual dining industry, the competitive landscape and consumer expectations change quickly. That's why we constantly challenge ourselves to keep the Applebee's experience fresh, appealing and relevant. For us, thinking fresh is critical and continuing; thinking fresh is what we do and how we excel.

www.applebees.com Applebee's International, Inc. 4551 West 107th Street Overland Park, Kansas 66207